SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓            Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes _____                  No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:
1.	an announcement regarding results for the year ended December 31, 2011of China Petroleum & Chemical Corporation (the “Registrant”);
2.	an announcement regarding proposed amendments to the articles of association and the election of the fifth session directors and supervisors of the Registrant; and
3.	an announcement regarding notice of annual general meeting for the year 2011 of the Registrant;
Each made by the Registrant on March 23, 2012.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Results for the Year Ended 31 December 2011

§1.	Important Notice

1.1
The Board of Directors (the “Board of Directors”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) and the Directors, Supervisors and Senior Management warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the annual report. The entire report can be downloaded from the websites of the Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkexnews.hk) and Sinopec Corp. (www.sinopec.com.cn). Investors should read the annual report for the year 2011 for more details.

1.2
The annual report for this year has been approved unanimously at the 18th meeting of the Fourth Session of the Board of Directors of Sinopec Corp.. No Director has any doubt as to, or the inability to warrant, the authenticity, accuracy and completeness of the annual report.

1.3
Mr. Li Chunguang, director, and Mr. Li Deshui and Mr. Wu Xiaogen, independent non-executive director, could not attend the 18th meeting for reasons of offical duties, and Mr. Li Chunguang authorised Mr. Cao Yaocang, director, and each of Mr. Li Deshui and Mr. Wu Xiaogen authorised Mr. Xie Zhongyu, independent non-executive Director, respectively, to vote on their behalves.

1.4
The financial statements for the year ended 31 December 2011 of Sinopec Corp. and its subsidiaries (“the Company”) prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”) and International Financial Reporting Standards (“IFRS”) have been audited by KPMG Huazhen and KPMG, respectively, and both firms have issued standard unqualified opinions on the financial statements.

1.5	There is no occupancy of non-operating funds by the substantial shareholders of Sinopec Corp.

1.6	There is no breach of regulations, decisions or procedures in relation to provisions of external guarantees by Sinopec Corp.

1.7
Mr. Fu Chengyu (Chairman of the Board), Mr. Wang Tianpu (Vice Chairman and President) and Mr. Wang Xinhua (Chief Financial Officer and Head of the Corporate Finance Department) warrant the authenticity and completeness of the financial statements contained in the annual report for the year 2011.

§2.	Basic Information about Sinopec Corp.

2.1	Basic information of Sinopec Corp.

Stock name	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP
Stock code	0386	SNP	SNP	600028
Place of listing	Hong Kong Stock Exchange	New York Stock Exchange	London Stock Exchange	Shanghai Stock Exchange
Registered address and office address	22 Chaoyanmen North Street, Chaoyang District, Beijing, China
Postcode	100728
Website	http://www.sinopec.com.cn
E-mail	ir@sinopec.com.cn / media@sinopec.com.cn

2.2	Contact persons of Sinopec Corp. and means of communication

	Authorised representatives		Secretary to the Board of Directors	Representative on Securities Matters

Address	22 Chaoyanmen North Street, Chaoyang District, Beijing, China
Tel	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028
Fax	86-10-5996 0368	86-10-5996 0368	86-10-5996 0368	86-10-5996 0368
E-mail	ir@sinopec.com.cn / media@sinopec.com.cn

3	Principal Financial Data and Indicators

3.1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

3.1.1 Principal financial data

	For the years ended 31 December
	2011	2010	Change	2009
Items	RMB millions	RMB millions	%	RMB millions

Operating income	2,505,683	1,913,182	31.0	1,345,052
Operating profit	100,966	101,352	(0.4)	86,238
Profit before taxation	102,638	102,178	0.5	86,112
Net profit attributable to equity shareholders of the Company	71,697	70,713	1.4	62,677
Net profit attributable to equity shareholders of the Company before extraordinary gain and loss	70,453	68,345	3.1	61,258
Net cash flow from operating activities	151,181	171,262	(11.7)	166,009

	At 31 December
	2011	2010	Change	2009
Items	RMB millions	RMB millions	%	RMB millions

Total assets	1,130,053	985,389	14.7	886,896
Total liabilities	620,528	532,707	16.5	480,348
Shareholders’ equity attributable to equity shareholders of the Company	474,399	421,127	12.6	380,461
Total shares (thousand)	86,702,562	86,702,528	0.0	86,702,439

3.1.2 Principal financial indicators

	For the years ended 31 December
	2011	2010	Change	2009
Items	RMB	RMB	%	RMB
Basic earnings per share	0.827	0.816	1.4	0.723
Diluted earnings per share	0.795	0.808	(1.6)	0.718
Basic earnings per share based on latest equity (note)	0.826	0.816	1.2	0.723
Basic earnings per share (before extraordinary gain and loss)	0.813	0.788	3.1	0.707
Weighted average return on net assets (%)	15.93	17.43	(1.50) percentage points	17.52
Weighted average return on net assets (%) (before extraordinary gain and loss)	15.66	16.94	(1.28) percentage pionts	17.24
Net cash flow from operating activities per share	1.744	1.975	(11.7)	1.915

Note:	Basic earnings per share were based on the total shares on 29 February 2012.

3.1.3  Extraordinary items and corresponding amounts

	For the year ended 31 December
Items	2011	2010	2009
	(income)/expenses
	RMB millions	RMB millions	RMB millions

Gain on disposal of fixed assets	(754)	(253)	(211)
Donations	90	177	174
Gain on holding and disposal of various investments	(48)	(71)	(322)
Net profit of subsidiaries generated from a business combination involving entities under common control before acquisition date	—	(3,043)	(2,583)
Other non-operating income and expenses, net	(1,015)	(734)	190
Subtotal	(1,727)	(3,924)	(2,752)
Tax effect	432	220	42
Total	(1,295)	(3,704)	(2,710)
Attributable to: Equity shareholders
of the Company	(1,244)	(2,368)	(1,419)
Minority interests	(51)	(1,336)	(1,291)

3.2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

	For the years ended 31 December
Items	2011	2010	2009	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Turnover, other operating revenues and other income	2,505,683	1,913,182	1,345,052	1,495,148	1,205,860
Operating profit	105,530	104,974	90,669	38,551	87,290
Profit before taxation	104,565	103,663	86,574	33,412	84,216
Profit attributable to equity shareholders of the Company	73,225	71,782	63,129	31,180	56,150
Basic earnings per share (RMB)	0.845	0.828	0.728	0.360	0.648
Diluted earnings per share (RMB)	0.812	0.820	0.723	0.319	0.648
Return on capital employed (%) *	11.49	12.95	11.67	5.92	12.02
Return on net assets (%)	15.50	17.11	16.63	9.44	18.19
Net cash flow generated from operating activities per share (RMB)	1.737	1.965	1.909	0.997	1.431

	For the years ended 31 December
Items	2011	2010	2009	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Non-current assets	801,773	735,593	697,474	635,533	580,689
Net current liabilities	101,485	76,177	114,442	126,570	88,686
Non-current liabilities	192,944	208,380	177,526	156,263	157,613
Minority interests	35,016	31,432	25,991	22,324	25,645
Total equity attributable to equity shareholders of the Company	472,328	419,604	379,515	330,376	308,745
Net assets per share (RMB)	5.448	4.840	4.377	3.810	3.561
Adjusted net assets per share (RMB)	5.339	4.747	4.299	3.719	3.481

3.3	MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS

√ Applicable □ Not applicable

	ASBE	IFRS

Net profits (RMB millions)	76,864	78,445

Difference analysis	Please see 9.2.3

§4.	Changes in Share Capital and Shareholdings of the Principal Shareholders

4.1	Changes in the share capital

√ Applicable □ Not applicable

Unit: 1,000 Shares

	Before change			Increase/ (decrease)				After change
Items	Number	Percentage %	New share issued	Bonus issued	Conversion from reserve	Others	Sub-total	Number	Percentage %

RMB ordinary shares	69,922,040	80.65	—	—	—	35	35	69,922,074	80.65
Domestically listed foreign shares	—	—	—	—	—	—	—	—	—
Overseas listed foreign shares	16,780,488	19.35	—	—	—	—	—	16,780,488	19.35
Others	—	—	—	—	—	—	—	—	—

Total Shares	86,702,528	100	—	—	—	35	35	86,702,562	100

Note:	Due to rounding, the aggregate amount of all items may not sum to the total.

4.2	Number of shareholders and shareholdings of principal shareholders

The total number of shareholders of Sinopec Corp. as at 31 December 2011 was 787,429 including 780,667 holders of domestic A Shares and 6,762 holders of overseas H Shares. As at 29 Feb 2012, the total number of shareholders of Sinopec Corp. was 781,892. Sinopec Corp. has fulfilled the minimum public float requirement of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“the Hong Kong Listing Rules”). During the reporting period, shares converted from bonds in relation to the RMB 23 billion A share convertible bond (“Sinopec CB”) was 34,662 in total. Up to 29 Feb 2012, shares converted from Sinopec CB totaled 117,058,476.

Top ten shareholders and top ten shareholders without selling restrictions
Unit: 1,000 Shares

Name of Shareholders	Nature of shareholders	Percentage of shareholdings	Total number of shares held	Changes of shareholdings	Number of shares subject to pledges or lock-ups
		%
China Petrochemical Corporation	State-owned share	75.84	65,758,044	0	0
HKSCC Nominees Limited	H share	19.23	16,671,989	13,763	N/A
Guotai Junan Securities Co., Ltd.	A share	0.30	256,751	1,533	0
China Life Insurance Company Limited－ Bonus- Personal Bonus-005L-FH002 Shanghai	A share	0.20	170,958	(15,162)	0
PICC Life Insurance Company Limited- Bonus- Personal Insurance Bonus	A share	0.17	143,124	25,070	0
Hua An Hongli Stock Securities Investment Fund	A share	0.09	73,700	22,500	0
Harvest Theme New Dynamic Equity Securities Investment Fund	A share	0.05	42,040	(10,060)	0
Shanghai Stock Exchange Traded Open-ended Index 50 Fund	A share	0.05	41,943	3,914	0
Social Security Fund 101 Portfolio	A share	0.04	33,707	33,707	0
Taikang Life Insurance Co., Ltd.-Bonus- Personal Bonus-019L-FH002 Shanghai	A share	0.04	30,500	380	0

Note:
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 425,500,000 H shares, accounting for 0.49% of the total share capital of Sinopec Corp., which is included in the total number of the shares held by HKSCC Nominees Limited.

Statement on the connected party relationship or acting in concert among the above mentioned shareholders:

We are not aware of any connected party relationship or acting in concert among or between the top ten shareholders.

4.3	Information about the controlling shareholder and the de facto controller

4.3.1	Changes of the controlling shareholder and the de facto controller in the reporting period

□Applicable √ Not applicable

4.3.2	Changes in the controlling shareholders and the de facto controller

(1)	Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state authorised investment organisation and a state-owned company. Its registered capital is RMB 182.0 billion, and the legal representative is Mr. Fu Chengyu. Through reorganisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical operations into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, well logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

(2)	Except for HKSCC (Nominees) Limited, no other legal person shareholders hold 10% or more of the shares of Sinopec Corp.

(3)	Basic information of the de facto controller

China Petrochemical Corporation is the actual controller of Sinopec Corp.

4.3.3	Diagram of the equity and controlling relationship between Sinopec Corp. and its actual controller

Note:	Inclusive of 425,500,000 H shares held by Sinopec Century Bright Capital Investment Limited (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

§5.	Directors, Supervisors and Senior Management and Employees

Election or Appointment of Directors, Supervisors and Senior Management

On 13 May 2011, Mr. Fu Chengyu was elected as the chairman of the Fourth Session of the Board of Directors of Sinopec Corp. at the 14th meeting of the Fourth Session of the Board of Directors of Sinopec Corp.

§6	Report of the Board of Directors

6.1	Business review in the reporting period

6.1.1 Business review

The year 2011 saw a slowdown in global economic growth, intense turbulence in the international financial market and sustained tightening of Chinese monetary policy. With the Chinese Government continuing to improve macro-economic regulations, the Chinese economy saw steady and rapid growth last year, with GDP up by 9.2% year on year. Against this economic backdrop, the company achieved excellent results through market expansion, management improvement and structure adjustment.

In the fourth quarter of 2011, the Chinese Government implemented nationwide reforms of oil and gas resource taxes, raising the threshold for special oil income levy to USD 55/barrel, and launched pilot programs to reform the natural gas pricing mechanism in Guangdong and Guangxi.

6.1.1.1 Review of Market Environment

(1) Crude oil market

In 2011, due to geopolitical dynamism developments, the price of international crude oil rose sharply in the first quarter and then fluctuated in an elevated price range. The annual average spot price of Platts Brent crude oil was USD 111.27/barrel, representing an increase of 40.0% from 2010. The trend of the domestic crude oil price was basically in line with the international market.

International Crude Oil Price Trend

(2)	Oil products market

In 2011, growth in domestic demand for oil products remained steady, and domestic prices for oil products were tightly controlled. The demand for diesel in some regions rose in the fourth quarter due to seasonal factors, causing a shortage of supply. According to statistics, China’s apparent consumption of oil products (including gasoline, diesel and kerosene) was 242 million tons in 2011, representing an increase of 4.5% from 2010.

(3)	Chemicals market

In 2011, domestic demand for chemical products continued to increase but at a more moderate pace than in the previous years. Prices for chemical products declined from the first quarter highs, and slumped in the fourth quarter. According to statistics, domestic apparent consumption of synthetic resin, synthetic fibre and synthetic rubber increased by 5.4%, 7.5% and 2.0%, respectively, from the previous year. Domestic apparent consumption of ethylene was up by 4.9% year on year.

6.1.1.2 Production and Operation

(1)	Exploration and Production

In 2011, the Company focused on exploration breakthroughs in key regions and on intensive exploration in mature fields, making significant breakthroughs in regions such as the Northern rim of Jungar, the Western Sichuan Depression, the Northern Slope of Tazhong, new areas in Songnan and in Southeast areas offshore Hainan Island. Exploration for unconventional oil and gas has borne initial results. The Company has also identified regions in which to build production capacity for coal bed methane. Sinopec Corp. completed 2D seismic measurements of 18,583 kilometers and 3D seismic measurements of 11,361 square kilometers and drilled exploration wells with a total footage of 2,174.1 kilometers in 2011. Proved reserves of oil and gas increased by 411 million barrels of oil equivalent for the year. In the development of crude oil, the Company focused on steady production in eastern China and growth of production in western China and actively promoted technological breakthroughs and tests on horizontal drilling and staged fracturing. As a result, domestic crude oil production continued to grow, with stable major development indexes, such as the recovery rate. In the development of natural gas, the Company focused on projects in the Sichuan Basin and the Ordos Basin as well as on capacity buildup. As a result, our natural gas business continued to grow rapidly.

Summary of Operations for the Exploration and Production Segment

	2011	2010	2009	Change from 2010 to 2011 (%)

Oil and gas production (mmboe)	407.91	401.42	377.45	1.6
Crude oil production (mmbbls)	321.73	327.85	327.62	(1.9)
Including: China	303.37	302.18	301.15	0.4
Overseas	18.36	25.67	26.47	(28.5)
Natural gas production (bcf)	517.07	441.39	299.01	17.1

	As at Dec. 31, 2011	As at Dec. 31, 2010	As at Dec. 31, 2009	Change from the end of the previous year to the end of the reporting period (%)

Proved reserves of crude oil and natural gas (mmboe)	3,966	3,963	4,043	0.1
Proved reserves of crude oil (mmbbls)	2,848	2,888	2,920	(1.4)
Proved reserves of natural gas (bcf)	6,709	6,447	6,739	4.1

Note:

1.	Includes 100% of production and reserves of SSI.

2.	For domestic production of crude oil, 1 tonne = 7.1 barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet; for production of crude oil abroad, 1 ton = 7.27 barrels.

(2)	Refining

In 2011, facing tight price controls over oil products, the Company optimised its resources, operations and management, intensified efforts to procure crude oil, proceeded with plant overhauls to increase efficiency, tapped all potential capacity, actively adjusted product mix, upgraded the quality of oil products and ran refining operations at full capacity. As a result, the Company not only secured a stable supply of oil products and chemical feedstocks, but also enhanced its refining competitiveness, with major techno-economic indexes reaching historical highs. The advantage of the integrated marketing of lubricants, asphalt, petroleum coke, sulfur and other materials gradually began to bear results. For the whole year, the Company processed 217 million tonnes of crude oil, representing a year-on-year increase of 3.0% , and produced 128 million tonnes of oil products, up by 2.9% over the previous year.

Sources of Crude Oil Processed by the Company	(million tonnes)

	2011	2010	2009	Change from 2010 (%)

Company produced crude oil in China	34.84	35.13	35.22	(0.8)
PetroChina Company Ltd	5.72	5.10	7.05	12.2
CNOOC Ltd	6.73	6.91	6.49	(2.6)
Import	171.21	165.00	138.82	3.8

Total	218.50	212.14	187.58	3.0

Production Summary of the Refining Segment

	2011	2010	2009	Change from 2010 to 2011 (%)

Refinery throughput (million tonnes)	217.37	211.13	186.58	3.0
Gasoline, diesel and kerosene production (million tonnes)	128.00	124.38	113.69	2.9
Including: Gasoline (million tonnes)	37.10	35.87	34.43	3.4
Diesel (million tonnes)	77.17	76.09	68.86	1.4
Kerosene (million tonnes)	13.73	12.42	10.39	10.5
Light chemical feedstock (million tonnes)	37.38	35.00	26.87	6.8
Light products yield (%)	76.08	75.79	75.54	0.29 pct. pts.
Refinery yield (%)	95.09	94.83	94.53	0.26 pct. pts.

Note:

1.	Refinery throughput is converted at 1 tonne = 7.35 barrels;

2.	Includes 100% of production of joint ventures.

(3)	Marketing and Distribution

In 2011, by carefully analysing market trends, strengthening resource allocation and planning, and actively responding to changes in market demand, the Company increased the proportion of retail volume in its total sales, resulting in retail sales of more than 100 million tonnes. By securing sufficient market supply, the Company further improved its sales structure, enhanced its operational effectiveness, optimised its storage and transportation facilities and its distribution network. Through its 19,200 convenience stores, Sinopec Corp. promoted sales of specialties and achieved rapid growth in its non-fuel businesses. Revenue from non-fuel businesses reached RMB 8,260 million, representing an increase of 44.2% from the previous year. In addition, the Company improved its quality supervision and the management of external procurement to ensure product quality. The total sales volume of oil products increased to 162 million tonnes in 2011, up by 8.8% from 2010.

Summary of Operations in the Marketing and Distribution Segment

	2011	2010	2009	Change from 2010 to 2011 (%)

Total sales volume of oil products (million tonnes)	162.32	149.23	130.32	8.8
Total domestic sales volume of oil products (million tonnes)	151.16	140.49	124.02	7.6
Including: Retail sales (million tonnes)	100.24	87.63	78.90	14.4
Direct sales (million tonnes)	33.22	32.40	25.61	2.5
Wholesale (million tonnes)	17.70	20.47	19.52	(13.5)
Annual average throughput per station (tonne/station)	3,330	2,960	2,715	12.5

	As at December 31, 2011	As at December 31, 2010	As at December 31, 2009	Change from the end of the previous year to the end of the reporting period (%)

Total number of service stations under the Sinopec brand	30,121	30,116	29,698	0.02
Including: Number of company-operated service stations	30,106	29,601	29,055	1.7
Number of franchised service stations	15	515	643	(97.1)

(4)	Chemicals

In 2011, in line with its objective of focusing on market and profitability, the Company strengthened the management of its operations and fully exploited its plant capacity, reinforced the measurement and forecast of profits from its products, achieved closer integration of production, marketing and research operations, accelerated product mix adjustment for more high value-added products, strengthened supply-chain management, increased the proportion of light hydrocarbon and LPG in its feedstocks. By taking full advantage of integrated marketing, expediting the optimisation of its marketing network and adjusting its marketing strategies throughout the year, the Company saw total sales volumes and profits hit all-time highs. Output of ethylene amounted to 9.894 million tonnes in 2011, up by 9.2% from the previous year, and the total sales volume of chemical products reached 50.80 million tonnes.

Production of Major Chemical Products
 Unit; thousand tonnes

	2011	2010	2009	Change from 2010 to 2011 (%)

Ethylene	9,894	9,059	6,713	9.2
Synthetic resin	13,652	12,949	10,287	5.4
Synthetic rubber	990	967	884	2.4
Synthetic fibre monomer and polymer	9,380	8,864	7,798	5.8
Synthetic fibre	1,388	1,393	1,302	(0.4)

Note:	Includes 100% of production of joint ventures.

(5)	Research and Development

In 2011, the Company continued to step up efforts in research and development. As a “propeller” for growth, scientific and technological innovation led to obvious achievements. In exploration and production, the company established an assessment system for selecting shale gas blocks in South China; and strengthened research into hydrocarbon accumulation in the periphery of the Tahe and the deep layer of Jiyang, Yuanba, Western Sichuan and other regions, thus providing scientific and technological support for increasing reserves. In refining and chemicals, the company broadened the use of adsorptive desulfurization for FCC gasoline, applying the technology in a number of subsidiaries, and saw an initial industrial application for a fully developed process for liquid phase cyclical diesel hydrogenation. The Company’s one million tpa ethylene complex technology package, 150 thousand tpa ethylene-cracker technology, 650 thousand tpa ethyl- benzene technology package were commercialised and achieved stable and long-term operation. A pilot plant of its aromatics adsorptive separation technology was set up and produced qualified products, making Sinopec Corp. the world’s third company with a proprietary aromatics package technology. In new energy technology,  a pilot plant for biojet fuel, with vegetable oils as feedstock, came on stream successfully. The group’s self-developed MTO package technology was also being commercialised. In 2011, Sinopec Corp. applied for 3,732 patents, including 202 foreign patents, with 1,290 granted, including 62 foreign ones. National Scientific Technology Progress and Technological Invention prizes were awarded to 13 projects. Among them, the R&D and industrial application of technologies coverting naphthenic heavy oil into high-end products won the first prize for national technological invention. The full-vulcanized controllable particle size powdered rubber and its manufacturing process and application won the Gold Award in the 13th China Patent competition. Six projects won the China Patent Merit Award.

(6)	Health, Safety and Environment

In 2011, the company put people first and cared for our employees with an emphasis on improving the monitoring system for maintaining vocational health and preventing workplace injury. We always stick to the HSE principle of “Safety First, Life Foremost”, as well as  green, low-carbon development. By focusing on safety and environment protection, energy saving and emission reduction, the company actively implemented modern corporate management and achieved success in carrying out the “I safe” theme activity and implementing measures including energy saving, emission reduction, water conservation and pollution reduction, etc., the Company’s energy intensity dropped by 0.7%, industrial water use decreased by 2.0%, COD in waste water discharge shrank by 16.9% and sulfur dioxide discharge fell by 9.8%, while the industrial water recycling rate held steady at more than 95%. For more detailed information, please refer to the Company’s report on sustainable development.

(7)	Capital Expenditure

The Company’s capital expenditures reached RMB 130.184 billion in 2011, of which RMB 58.749 billion was used in the exploration and development segment, mainly for the Shengli shallow water oilfield, the Northwest Tahe oil field, the Northeast Sichuan natural gas exploration and production project and the Shandong LNG project, resulting in 5,683 thousand tonnes of newly established annual production capacity for crude oil and 1,476 million cubic meters of newly added annual production capacity for natural gas. RMB 25.767 billion was used in the refining segment, mainly for revamping and the expansion of refining projects and for upgrading the quality of oil products. For example, the Company established and put into operation a series of diesel quality upgrading projects, including the Changling project; made progress in revamping projects for Sinopec Shanghai Petrochemical and Jinling Petrochemical Corp.; and built and put into operation a crude oil pipeline from Rizhao to Yizheng. RMB 28.517 billion was used in the marketing and distribution segment, mainly for construction of service stations, oil depots and oil product pipelines in key areas such as highways, major cities and newly planned regions. RMB 15.015 billion was used in the chemical segment for the construction of such projects as the Wuhan 800 thousand tpa ethylene project, the Zhongyuan MTP project, the Yanshan butyl rubber project and the Yizheng 1,4-butylene glycol project. RMB 2,136 million was used for the corporate and others, mainly for R&D facilities and IT projects construction.

6.1.2 Management Discussion and Analysis

Part of the financial information presented in this section is derived from the Company’s audited financial statements that have been prepared in accordance with IFRS.

6.1.2.1 Consolidated Results of Operations

In 2011, the Company’s turnover and other operating revenues were RMB 2,505.7 billion, an increase of 31.0% compared with that of 2010. The operating profit was RMB 105.5 billion, an increase of 0.5% year on year. This was mainly attributed to the stable growth of the Chinese economy, growing demand for petroleum and petrochemical products, and continuous expansion of the Company’s operational scale, as well as the increase in the price of crude oil, oil products and petrochemical products. The Company took advantage of its business scale and vertically integrated model, strove to expand the market and improve marketing and service, which contributed to good operation results.

	Years ended 31 December
	2011	2010	Change
	RMB millions		(%)

Turnover and other operating revenues	2,505,683	1,913,182	31.0
Of which: Turnover	2,463,767	1,876,758	31.3
Other operating revenues	41,916	36,424	15.1
Operating expenses	(2,400,153)	(1,808,208)	32.7
Of which: Purchased crude oil, products, and operating supplies and expenses	(2,031,545)	(1,482,484)	37.0
Selling, general and administrative expenses	(58,960)	(51,048)	15.5
Depreciation, depletion and amortisation	(63,816)	(59,253)	7.7
Exploration expenses (including dry holes)	(13,341)	(10,955)	21.8
Personnel expenses	(41,529)	(33,672)	23.3
Taxes other than income tax	(189,949)	(157,189)	20.8
Other operating expenses, net	(1,013)	(13,607)	(92.6)

Operating profit	105,530	104,974	0.5

Net finance costs	(5,285)	(6,974)	(24.2)
Investment income and share of profits less losses from associates and jointly controlled entities	4,320	5,663	(23.7)

Profit before taxation	104,565	103,663	0.9
Tax expense	(26,120)	(25,681)	1.7

Profit for the year	78,445	77,982	0.6

Attributable to:
Equity shareholders of the Company	73,225	71,782	2.0
Non-controlling interests	5,220	6,200	(15.8)

(1)	Turnover, other operating revenues and other income

In 2011, the Company’s turnover was RMB 2,463.8 billion, representing an increase of 31.3% over 2010. This was mainly attributed to the active expansion of the markets and its increased sales volume, higher prices of crude oil, oil products and chemical products.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2011 and 2010:

	Sales volume (thousand tonnes)			Average realised price (RMB/tonne, RMB/thousand cubic meters)
	Years ended 31 December		Change	Years ended 31 December		Change
	2011	2010	(%)	2011	2010	(%)

Crude oil	5,581	5,554	0.5	4,621	3,349	38.0
Natural gas (million cubic meters)	12,310	9,951	23.7	1,274	1,155	10.3
Gasoline	47,494	43,467	9.3	8,403	7,297	15.2
Diesel	97,897	90,827	7.8	7,075	5,992	18.1
Kerosene	16,570	14,758	12.3	6,193	4,758	30.2
Basic chemical feedstock	20,944	17,821	17.5	6,915	5,598	23.5
Monomer and polymer for synthetic fibre	6,585	5,772	14.1	9,880	8,211	20.3
Synthetic resin	10,518	9,871	6.6	9,841	9,243	6.5
Synthetic fibre	1,496	1,512	(1.1)	13,301	11,644	14.2
Synthetic rubber	1,220	1,222	(0.2)	22,215	16,436	35.2
Chemical fertiliser	951	1,299	(26.8)	2,186	1,641	33.2

Most of the crude oil and a portion of the natural gas produced by the Company were internally used for refining and chemical production and the remaining were sold to other customers. In 2011, the turnover from crude oil, natural gas and their upstream products sold externally amounted to RMB 47.5 billion, an increase of 35.7% over 2010. The change was mainly due to the increase in sales volume and prices of crude oil and natural gas.

In 2011, the Refining segment and Marketing & Distribution segment of the Company sold petroleum products (mainly consisting of refined oil products and other refined petroleum products), achieving external sales revenue of RMB 1,525.1 billion, representing an increase of 27.9% over 2010, accounting for 60.9% of the Company’s turnover and other operating revenues. With the increased price of oil products and other refined oil products, the Company actively enlarged their sales volume. The sales revenue from gasoline, diesel and kerosene amounted to RMB 1,194.4 billion, representing an increase of 28.2% over 2010, accounting for 78.3% of total sales revenue of oil products. Sales revenue from other refined products was RMB 330.7 billion, representing an increase of 26.6% over 2010, accounting for 21.7% of total sales revenue of oil products. The Company’s external sales revenue of chemical products was RMB368.7 billion, representing an increase of 29.1% over 2010, accounting for 14.7% of its turnover and other operating revenues. This was mainly due to the increase in prices of chemical products, and the Company’s efforts in increasing the sales volume of products.

In 2011, the Company’s sales revenue from Corporate and Others was RMB 522.5 billion, representing an increase of 43.8% over 2010, accounting for 20.9% of its turnover and other operating revenues. This was mainly due to the increased trading volume of crude and oil products as well as expanded import and export of its trading subsidiaries.

(2)	Operating expenses

In 2011, the Company’s operating expenses were RMB 2,400.2 billion, representing an increase of 32.7% over 2010. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 2,031.5 billion, representing an increase of 37.0% over 2010, accounting for 84.6% of the total operating expenses, of which:

Crude oil purchasing expenses was RMB 839.0 billion, representing an increase of 38.4% over 2010. processed volume of crude oil purchased externally in 2011 was 166.85 million tonnes (excluding the amount processed for third parties) , increased by 7.6% over 2010. The average unit processing cost of crude oil purchased externally was RMB5,029 per tonne, increased by 28.7% over 2010.

The Company’s other purchasing expenses were RMB1,192.5 billion, representing an increase of 36.1% over 2010. This was mainly due to the higher cost of oil products and other feedstock purchased externally and higher procurement cost by its trading subsidiaries.

Selling, general and administrative expenses of the Company totaled RMB 59.0 billion, representing an increase of 15.5% over 2010. This was mainly due to the increased sales expenses such as the freight and miscellaneous charges from expanded sales volume, and the growth of the operational rental fee.

Depreciation, depletion and amortisation expenses of the Company were RMB 63.8 billion, representing an increase of 7.7% compared with 2010. This was mainly due to the continuously increased investment in property, plant and equipment in recent years.

Exploration expenses, including dry holes were RMB 13.3 billion, representing an increase of 21.8% compared with 2010, mainly owing to the Company’s increasing investment of exploration in blocks such as Yuanba and Ordos, as well as unconventional oil and gas resources.

Personnel expenses were RMB 41.5 billion, which accounted for 1.7% of the total operating expenses, representing an increase of RMB 7.9 billion compared with 2010. Excluding the adjustment on salary related surcharges, insurance base, increased number of labor employed as a result of operational scale expansion, as well as housing policy reform for new employees and corporate pension scheme, our personnel expenses increased by 14.5% over 2010,mainly because the Company has improved its remuneration policy and reasonably increased the income of our employees especially the income of our field workers.

Taxes other than income tax totaled RMB 189.9 billion, representing an increase of 20.8% compared with 2010. It was mainly due to the increase of special oil income levy by RMB 17.8 billion caused by rising crude oil price, as compared with 2010. Meanwhile, as a result of increased sales volume, the consumption tax, city construction tax and educational surcharge increased by RMB 12.9 billion over 2010.

Other operation expenses, net were 1.0 billion, a decreased of 92.6% over 2010. This was mainly due to the significant drop of the provisions for impairment loss of long-term assets.

(3)	Operating profit was RMB 105.5 billion, representing an increase of 0.5% over 2010.

(4)
Net finance costs were RMB5.3 billion, representing a decrease of 24.2% compared with 2010. This was mainly due to the following three factors: the Company’s gains on its convertible bonds fair value changes increased by RMB1.4 billion; the Company centralised fund management and optimised finance structure by increasing its financing facilities in US dollars with net gain in the exchange of currencies up by RMB0.6 billion; the Company’s net interest charge increased by RMB0.3 billion due to its expanded debt scale.

(5)	Profit before taxation was RMB 104.6 billion, representing an increase of 0.9% compared with 2010.

(6)	Tax expense was RMB 26.1 billion, representing an increase of 1.7% over 2010.

(7)
Profit attributable to non-controlling interests of the Company was RMB 5.2 billion, representing a decrease of 15.8% over 2010. This was mainly due to decrease of profits of the controlled subsidiaries of the Company compared with 2010.

(8)	Profit attributable to equity shareholders of the Company was RMB 73.2 billion, representing an increase of 2.0% over 2010.

6.1.2.2	Assets, Liabilities, Equity and Cash Flows

The main fund resources of the Company were operating activities and short and long-term loans, and the fund was primarily used as operating expenditures, capital expenditures and repayment of short and long-term borrowings.

(1) Assets, liabilities and equity	Unit: RMB millions

	At 31 December 2011	At 31 December 2010	Amount of Changes

Total assets	1,144,528	995,822	148,706
Current assets	342,755	260,229	82,526
Non-current assets	801,773	735,593	66,180
Total liabilities	637,184	544,786	92,398
Current liabilities	444,240	336,406	107,834
Non-current liabilities	192,944	208,380	(15,436)
Total equity attributable to equity shareholders of the Company	472,328	419,604	52,724
Share capital	86,702	86,702	0
Reserves	385,626	332,902	52,724
Non-controlling interests	35,016	31,432	3,584
Total equity	507,344	451,036	56,308

As of 31 December 2011, the Company’s total assets were RMB 1,144.5 billion, representing an increase of RMB 148.7 billion compared with that at the end of 2010, of which:

Current assets was RMB 342.8 billion, an increased of RMB 82.5 billion from that at the end of 2010, mainly attributable to the fact that the inventory of the Company increased by RMB 46.9 billion as a result of the rise in prices of crude oil and other raw materials, the receivables of the Company increased by RMB15.6 billion as a result of the price rise of products; and the bills payable increased by RMB 12.0 billion.

Non-current assets was RMB 801.8 billion, an increase of RMB 66.2 billion from that at the end of 2010. This was mainly attributable to the fact that because of the performance of the annual plan by the company, the net amount for the property, plant and equipment was increased by RMB 25.2 billion, some constructions in progress within this current year was increased by RMB 21.7 billion and the Company’s interests in associates and jointly controlled entities increased by RMB 2.7 billion.

As of 31 December, 2011, the Company’s total liabilities were RMB 637.2 billion, representing an increase of RMB 92.4 billion compared with that at the end of 2010, of which:

Current liabilities was RMB 444.2 billion, an increase of RMB 107.8 billion from that at the end of 2010, mainly because of the price-up of raw materials such as crude oil and so on, the Company’s trade accounts payables was increased by RMB 44.5 billion; and long-term debt due within one year increased by RMB 37.9 billion.

Non-current liabilities was 192.9 billion, representing a decrease of RMB 15.4 billion from that at the end of 2010, mainly due to the fact that the Company’s long-term liabilities due within one year of RMB 37.9 billion was transferred in short-term liabilities and convertible bonds of RMB 23 billion were issued.

As of December 31, 2011, the equity was RMB 507.3 billion, representing an increase of RMB 56.3 billion over the same period of 2010, of which equity attributable to shareholders of the Company was RMB 472.3 billion, increased by RMB 52.7 billion from that at the end of 2010; non-controlling interests was RMB 35 billion, increased by RMB 3.6 billion over the same period of 2010.

(2)	Cash flow

In 2011, the Company continuously expanded its sales volume with steady revenue and profit growth. However, its operating cash flow decreased year on year due to crude oil price hike and increased capital employment.

The following table sets forth the major items on the consolidated cash flow statements of 2011 and 2010.

Units: RMB million

	Years ended 31 December

Main items of cash flow	2011	2010
Net cash generated from operating activities	150,622	170,333
Net cash used in investing activities	(140,449)	(105,788)
Net cash used in financing activities	(2,516)	(56,294)

Net increase in cash and cash equivalents	7,657	8,251

In 2011, the net cash generated from operating activities was RMB150.6 billion, representing a decrease of RMB 19.7 billion over 2010. This was mainly attributable to the fact that the Company’s capital employed in inventory and accounts receivable surged due to its operation expansion and sharp rise in crude oil price.

In 2011, the net cash used in investing activities was RMB 140.4 billion, representing an increase of RMB 34.7 billion over 2010, which was mainly because of the cashflow of capital expenditure as a result of increased investment slated for the year.

In 2011, net cash outflow used in the company’s financing activities was RMB 2.5 billion, representing a decrease of RMB 53.8 billion over the same period of 2010, mainly due to the fact that the Company raised RMB25.5 billion through bond issuance this year while the Company repaid RMB19.0 billion worth of debts including loans the same period last year. There was no significant acquisition occurred this year. The cash outflow in the acquisition segment decreased by RMB 13.2 billion, which was used in the acquisition of overseas oil and gas assets from the China Petrochemical Corporation last year.

(3)	Contingent liabilities

Please refer to “material guarantee contracts and performance thereof” under “Significant Events”.

(4)	Capital expenditures

Refer to the description on capital expenditures, which is provided in “Business Review and Prospects”.

(5)	Research & development and environmental expenses

Research & development expenses refer to the expenses recognised as expenditure when they occur. In 2011, the expenditure for the research & development was RMB 4.862 billion.

In 2011, the Company’s environment protection expenditure was RMB 4.228 billion.

(6)	Analysis of financial statements prepared under ASBE

The following table sets forth each of its segments’ income and profit from principal operations, costs of sales, taxes and surcharges, as prepared under ASBE.

	Years ended 31 December
	2011	2010
	RMB millions	RMB millions

Operating income
Exploration and Production Segment	241,838	187,145
Refining Segment	1,212,072	971,577
Marketing and Distribution Segment	1,347,626	1,040,698
Chemicals Segment	420,490	327,622
Corporation and Others	1,134,182	796,789
Elimination of inter-segment sales	(1,850,525)	(1,410,649)

Consolidated operating income	2,505,683	1,913,182
Operating profit/(loss)
Exploration and Production Segment	71,221	46,725
Refining Segment	(37,608)	14,873
Marketing and Distribution Segment	45,068	30,622
Chemicals Segment	25,292	14,763
Corporation and Others	(2,963)	(2,821)
Elimination of inter-segment sales	891	(1,455)
Financial expenses, investment income and gain/(loss) from changes in fair value	(935)	(1,355)

Consolidated operating profit	100,966	101,352

Net profit attributable to equity shareholders of the Company	71,697	70,713

Operating profit: In 2011, the operating profit of the Company was RMB 101.0 billion, representing a decrease of 0.4% over 2010.

Net profit: In 2011, the net profit attributed to the equity shareholders of the Company was RMB 71.7 billion, representing an increase of 1.4% over 2010.

	As of	As of
	31 December	31 December
	of 2011	of 2010	Changes
	RMB millions	RMB millions	RMB millions

Total assets	1,130,053	985,389	144,664
Long-term liabilities	191,455	207,080	(15,625)
Shareholders’ equity	509,525	452,682	56,843

Analysis of changes:

Total assets: At the end of 2011, the Company’s total assets were RMB 1,130.1 billion, representing an increase of RMB 144.7 billion compared with that at the end of 2010, which was mainly attributed to the fact that the Company expanded its operation; crude oil, raw materials and oil products prices were up; current assets including inventory, accounts receivable and bills receivable increased by RMB 78.1 billion compared with that at the end of 2010; non-current assets including fixed assets and projects under way increased by RMB 66.5 billion compared with that at the end of 2010 due to the implementation of its annual investment plan.

Long-term liabilities: At the end of 2011, the Company’s long-term liabilities was RMB 191.5 billion, representing a decrease of RMB 15.6 billion compared with that at the end of 2010, mainly due to the fact that long-term liabilities due in 2012 were transferred in short-term liabilities.

Shareholders’ equity: At the end of 2011, the shareholders’ equity of the Company was RMB 509.5 billion, representing an increase of RMB 56.8 billion compared with that at the end of 2010, mainly because of the increase in the profits of the Company.

6.1.2.3	Measurement of fair value of derivatives and relevant system

The Company established and completed a decision-making mechanism, business flow and internal control relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of fair values

Unit: RMB million

Items	Balance at the beginning of the year	Profits and losses from variation of fair values of the current year	Accumulated variation of fair values recorded into equity	Decrement of withdrawal of the current year	Balance at the end of the year

Financial assets
Of which: 1. Financial assets at fair value through profit and loss	188	146			54
2. Financial assets held for trading	2,450	—	—	—	—
3. Available-for-sale financial assets	52	—	(15)	—	255
4. Cash flow hedging	148	—	142	—	837
Subtotal of financial assets	2,838	146	127	—	1,146
Financial liabilities	(1,803)	1,259	—	—	(3,569)
Investment properties	—	—	—	—	—
Productive biological assets	—	—	—	—	—
Totals	1,035	1,405	127	—	(2,423)

6.1.2.4   Information concerning financial assets and liabilities held in foreign currencies

Unit: RMB million
Items	Balance at the beginning of the year	Profits and losses from variation of fair values of the current year	Accumulated variation of fair values recorded into equity	Decrement of withdrawal of the current year	Balance at the end of the year

Financial assets
Of which: 1. Financial assets at fair value through profit and loss	188	146	—	—	54
2. Loans and receivables	28,364	—	—	—	111,391
3. Available-for-sale financial assets	34	—	(10)	—	41
4. Held-to-maturity investments	—	—	—	—	—
5. Cash flow hedges	148	—	142	—	837
Subtotal of financial assets	28,734	146	132	—	112,323
Financial liabilities	(102,129)	259	—	—	(151,707)

Note:	The financial assets and liabilities held by the Company in foreign currencies were mostly those held by its overseas subsidiaries, which were calculated in their functional currencies.

6.2	The Results of the Principal Operations by Segments

The following data are extracted from the financial statements prepared under ASBE.

				Increase	Increase	Increase/
				of income	of cost	decrease
				from principal	of principal	of gross
				operations	operations	profit margin
	Income from	Cost of	Gross profit	compared	compared	compared
	principal	principal	margin	with the	with the	with the
	operations	operations	(%)	preceding year	preceding year	preceding year
Segment	(RMB millions)	(RMB millions)	Note	(%)	(%)	(%)

Exploration and Production	241,838	96,353	42.1	29.2	7.6	2.2
Refining	1,212,072	1,086,565	(1.4)	24.8	35.0	(5.1)
Marketing and Distribution	1,347,626	1,257,298	6.5	29.5	29.5	(0.1)
Chemicals	420,490	374,964	10.4	28.3	29.7	(0.9)
Corporate and others	1,134,182	1,129,435	0.4	42.3	42.6	(0.2)
Elimination of inter-segment sales	(1,850,525)	(1,851,416)	N/A	N/A	N/A	N/A
Total	2,505,683	2,093,199	8.9	31.0	36.2	(2.6)

Note:	Gross profit margin= (Income from principal operations - Cost of principal operations, tax and surcharges)/Income from principal operations

6.3	Principal operations in different regions

□Applicable   √ Not applicable

6.4	Major Suppliers and Customers
Unit: RMB million

		Total sales
Total purchase from	Percentage over	to top five	Percentage over
top five suppliers	total purchase	customers	total sales

350,694	41.5%	213,300	9%

6.5	Operations of equity subsidiaries (applicable to the circumstance when the return on investment is more than 10% of the listed company’s net profit)

□Applicable   √ Not applicable

6.6	Explain the reason of material changes in the principal operations and their structure

□Applicable   √ Not applicable

6.7	Explain the reason of material changes in the principal operations’ earning power (gross profit ratio) as compared to the preceding year

□Applicable   √ Not applicable

6.8	Analyze the reason of material changes in operating result and profit composition as compared to the preceding year

	At 31 December		Increase/(decrease)
	2011	2010	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)

Cash at bank and on hand	25,197	18,140	7,057	38.9	For the purpose of coping with the tightening of liquidity in the market and pressure of payment before the spring festival, the Company prepared some cash in advance
Bills receivable	27,961	15,950	12,011	75.3	Due to enlarged business scale and less discount activities
Accounts receivable	58,721	43,093	15,628	36.3	Due to enlarged business scale and the increased prices of major products
Inventories	203,417	156,546	46,871	29.9	Due to increased balances of raw materials and finished products as a result of increased prices of crude oil

	At 31 December		Increase/(decrease)
	2011	2010	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)

Fixed assets	565,936	540,700	25,236	4. 7	Mainly due to enlarged production scale and the increased capital expenditure
Construction in Progress	111,311	81,934	29,377	35.9	Mainly due to enlarged production scale and the increased capital expenditure
Other non-current assets	12,232	9,392	2,840	30.2	Mainly due to the increased prepayments in connection with construction work and heavy equipment
Bills payable	5,933	3,818	2,115	55.4	Take advantage of the credit period of bills to meet the requirements of liquidity
Accounts payable	177,002	132,528	44,474	33. 6	Due to enlarged business scale and the increased prices of crude and other materials and increased purchasing volume
Advances from customers	66,686	57,324	9,362	16.3	Mainly due to increased advances in marketing segment.
Non-current liabilities due	43,388	5,530	37,858	684.6	Mainly due to reclassification of debentures due within one year to this item
Debentures payable	100,137	115,180	(15,043)	(13.1)	Due to reclassification of RMB 23 billion convertible bond issued by Sinopec Corp. and debentures due within one year under the item of non-current liabilities due within one year
Other non-current liabilities	3,436	2,415	1,021	42.3	Due to increased deferred income from government grants
Specific reserves	3,115	1,325	1,790	135.1	Mainly due to increased safety production fund
Operating income	2,505,683	1,913,182	592,501	31.0	Due to the increased prices of crude oil and oil products as well as enlarged business scale and increased sales volume
Operating cost	2,093,199	1,537,131	556,068	36.2	Due to increased prices of crude oil and other materials and increased purchasing volume

	At 31 December		Increase/(decrease)
	2011	2010	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)

Sales taxes and surcharges	189,949	157,189	32,760	20.8	Due to increased special oil income levy as a result of increased crude oil prices as well as increased consumption tax and surcharges as a result of increase in operating income
Impairment losses	5,811	15,445	(9,634)	(62.4)	Please refer to Note 39 to the financial statements prepared in accordance with ASBE
Gain/(loss) from changes in fair value	1,423	(179)	1,602	—	Due to the market fair value fluctuation of the convertible bonds issued by Sinopec Corp.

6.9
Explanation of the material changes in operating environment and macro policies and rules and regulations that have produced, are producing or will produce significant influences on the company’s financial conditions and operating result

□Applicable   √ Not applicable

6.10
Explanation of whether the Company fulfilled its profits forecast in relation to assets or projects, if any profits forcast in relation to the Company’s assets or projects, and the reporting period is within the profits forecast period

□Applicable   √ Not applicable

6.11	Use of the proceeds from share issue

√ Applicable   □Not applicable

RMB million

Total proceeds	22,889.38*	Total proceeds used during this reporting period	17,171
		Total cumulative use of proceeds	17,171

Committeed Projects	Planned Investment	Any changes in projects	Actual proceeds used	Returns	On schedule or not	Compliance with expected return

Wuhan 800,000 tpa ethylene project	11,289.38	None	8,412	—	On schedule	—
Anqing Refinery Revamping project	3,000	None	1,945	—	On schedule	—
Shijiazhuang Refinery Revamping project	3,200	None	1,414	—	On schedule	—
Yulin-Jinan gas pipeline project	3,300	None	3,300	—	On schedule	—
Rizhao-Yizheng crude oil pipeline and supporting projects	2,100	None	2,100	The construction of the project was completed by the end of 2011. No returns ye	On schedule	—
Total	22,889.38	—	17,171	—	—	—
Statements on the failure to achieve planned schedule and expected returns		N/A
Statements on the reasons and procedures of changes		N/A

*	The issuance costs of RMB 110.62 million (including the commissions for underwriters and other costs for the intermediary agencies) were deducted.

6.12	Projects not funded by proceeds from share issue

√ Applicable   □Not applicable

	Capital investment	Project
Project name	in project	progress	Project profit
	(RMB billion)

Exploration and production segment	58.168	On schedule	Newly added reserves for crude oil of 411 million tonnes; Newly added crude capacity 5.683 million tonnes per year; Newly added gas capacity 1,476 billion cubic meters per year
Refining segment	22.525	On schedule
Newly added crude oil processing capacity of 7.5 million tonnes per year; Newly added hydrogenation processing capacity of 1.7 million tonnes per year; Newly addded hydrofining processing capacity of 9.2 tonnes per year

Marketing and distribution segment	28.517	On schedule	Newly developed 1,638 oil (gas) stations
Chemical segment	9.235	On schedule
Newly added ethylene 0.1 milliontonnes per year, propylene 0.1 million tonnes per year, ethyl benzene 0.12 million tonnes per year; BPA 0.15 tonnes per year; Synthetic fibre 40,000 tonnes per year; Syntheric resin 0.235 tonnes per year

Corporate and others	2.136	On schedule
Total	120.581

6.13	Explanation of the board of directors about the accounting firm’s “non-standard comments”

□Applicable √ Not applicable

6.14	Business Prospects

Market Analysis

As a result of the European sovereign-debt crisis, 2012 will be a challenging year for the global economic recovery. The Chinese Government will continue to implement an active fiscal policy and a prudent monetary policy in pursuit of steady economic growth. We estimate that in 2012, the price of international crude oil will generally fluctuate in a high range due to the tight geopolitical situation and other factors. China’s policies to expand domestic demand, adjust economic structure and improve people’s living standard will continue to yield positive results, with domestic demand for petrochemical products continuing to grow, though at a slower pace. Through years of development, the Company has built a strong asset base with an improved ability to withstand risk and enhance competitiveness.

Production & Operation

In 2012, by expanding its resources and markets, reducing its costs and increasing the efficiency of its operations, Sinopec Corp. will promote scientific and technical innovation, strengthen its management, make further adjustments to its structure, optimise production and operations, improve safety production, energy saving and emission reduction. We will focus our efforts on the following work:

Exploration and production segment: In exploration, the Company will further explore subtle hydrocarbon reservoirs and vigorously explore new areas in east China. In the west, Sinopec Corp. will increase its efforts to explore key regions and identify alternative large reserves. In natural gas exploration, the Company will focus on key regions and accelerate activities; increase capacity buildup to explore unconventional resources with enhanced evaluation and breakthroughs for shale oil and gas. In crude oil development, the Company will enhance the development of tight oil reserves by applying hydraulic staged fracturing technology in horizontal wells, increase the recovery ratio in mature blocks, maintain production in East China and increase production in West China. In natural gas development, Sinopec Corp. will focus on the buildup of production capacity, improve the organisation of operations and promote continuous and rapid growth of natural gas output. In 2012, the Company plans to produce 326.52 million barrels of crude oil (306.58 million barrels domestically and 19.94 million barrels overseas) and 582.6 billion cubic feet of natural gas.

Refining segment: Sinopec Corp. will follow closely the international oil prices and optimise resource procurement and processing with the objective of maximising overall profits. The Company will strive to lower crude procurement cost, and by optimising crude receiving, offload and transportation to reduce storage and transportation costs. The Company will increase the proportion of heavy crude, crude with high acid content and condensates as appropriate and actively process lower-quality crude oil while ensuring safety and quality. Sinopec Corp. will seek to achieve a high utilisation and adjust its plant operations in response to structural and seasonal changes in supply and demand of oil products. The Company will continuously upgrade the quality of its oil products through revamping of its refineries. The Company will also optimise structure and quality of its chemical feedstocks to improve profitability. For 2012, the Company plans to process 225 million tonnes of crude oil and produce 134 million tonnes of oil products.

Marketing segment: Sinopec Corp. will undertake market research and make appropriate adjustments to its marketing strategies, actively develop its retail business, strengthen direct sales and distribution operations and optimise its sales structure. The Company will accelerate construction of its service station network in key areas, further optimise the layout of its storage and transportation facilities, and speed up the construction of logistics hubs, commercial reserve tanks and storage tanks for pipeline transportation. The Company will seek to accelerate innovation of business models, develop its non-fuel business rapidly, strengthen IC card value-added services, explore and develop e-commerce businesses using its marketing platform. At the same time, Sinopec Corp. will emphasize the value of its brand with enhanced brand awareness. This year the Company plans to sell 157 million tonnes of oil products.

Chemical segment: Sinopec Corp. will respond rapidly to market dynamics and strive to create demand and expand the market. The Company will seek to take advantage of its resources to develop high-end products, to raise the proportion of high-value-added products and to promote development of specialty products via various ways such as independent R&D, technology license and joint ventures. Sinopec Corp. will continue to optimise its feedstock supply chain, make optimal allocation of its high-quality naphtha resources and promote the transition to light feed stocks to help maximise resource value. Sinopec Corp. believes that meeting customer demand is its top priority and will improve its marketing network to increase customer satisfaction. The Company expects to produce 9.9 million tonnes of ethylene in 2012.

Research & development: The Company will seek to take full advantage of R&D’s leading role by promoting independent innovation to accelerate the pace of breakthroughs in key areas. Sinopec Corp. will focus on the technical fields of unconventional resources such as shale oil and gas, coal to chemicals, biofuels as well as biochemical and carbon dioxide capture. We will continue to improve our core and proprietary technologies in oil and gas E&P, refining and chemical business. In E&P, our focus will be R&D efforts and applications of key technologies including the know-how to improve reserve utilisation rate, recovery rate and single well productivity. In refining, we will focus on developing new technologies to process inferior and heavy crude oil and improve our technologies to produce cleaner oil product. In chmeical, our focus will be ethylene and polyolefin production technologies and high value-added products. In addition, energy saving and emission reduction will be further developed and applied. The Company shall underpin its future technology and business development by intensifying fundamental and forward-looking R&D efforts.

Capital expenditure: In 2012, the Company will allocate capital expenditure with profitability as the foremost objective. Key projects will have priority for funding. Total capital expenditure is expected to be RMB 172.9 billion for the year. Expenditure on exploration and development is estimated at RMB 78.2 billion, mainly for the exploration and production capacity buildup in the crude oil fields of Shengli, Tahe and south of Ordos and the natural gas fields of Yuanba and Ordos. The refining segment capital expenditure is expected to be RMB 36.8 billion, mainly for upgrading oil product quality and revamping lubricants facilities, proceeding with refinery revamping projects in Shanghai and the Jinling Petrochemical, accelerating construction of transportation systems such as the crude oil pipeline project linking Huangdao, Dongjiakou and Lanshan. The marketing and distribution segment expenditure is expected to be RMB 26.5 billion, mainly for construction and acquisition of service stations along highways, in major cities and in newly planned areas, accelerating construction of oil product pipelines and storage facilities, improving sales network for oil product and promoting non-fuel businesses with IC card value-added services. The chemicals segment expenditure is estimated at RMB 25.9 billion, mainly for mechanical completion of the Wuhan ethylene project and start-up of the Yizheng 1.4-butylene glycol and Anqing acrylonitrile projects, and for continued progress in the Yanshan butyl rubber project, the Hainan aromatics project and the Guangzhou and Maoming polypropylene projects. Corporate and others segment expenditure is expected to be RMB 5.4 billion, mainly for international logistics and storage management, R&D facilities and IT projects.

In the new year, Sinopec Corp. will continue to implement the scientific development, outlook, improve its overall strength, international competitiveness and sustainability for more success in production and operations.

RISK FACTORS

In the course of its production and operations, Sinopec Corp. actively takes various measures to avoid operational risks. However, in practice, it may not be possible to prevent the occurrence of the risks and uncertainties below.

Risks with regard to variation in macroeconomic situation: The business results of the Company are closely related to China’s economic situation as well as global economic situation. Although global economy is on track of slow recovery after the financial crisis, it is unstable and has not yet entered into a virtuous circle featured by stability and growth. The business of the Company may be adversely affected by such factors as the impact on export due to trade protectionism of some countries, impact on import which is likely caused by regional trade agreements and etc..

Risks with regard to cyclical effects of the industry: The majority of the business income of the Company comes from the sales of petroleum products and petrochemical products, and part of the businesses and their related products are cyclical and sensitive to macro economy, cyclical changes of regional and global economy, the changes of the production capacity and output, demands of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with upstream, midstream and downstream businesses, it can only mitigate the adverse influences of periodicity of the industry to some extent.

Risks with regard to macroeconomic policies and government regulation: Although the government is gradually relaxing the market entry regulations with regard to petroleum and petrochemicals businesses, the domestic petroleum and petrochemical industries are still subject to entry controls to a certain degree, which include: issuing license of crude oil and natural gas production, issuing license of sales of crude oil and natural gas, determining the maximum retail prices of gasoline, diesel and other petroleum products, the taxation of the special oil income levy, formulation of import and export quotas and procedures, formulation of safety, environmental protection and quality standards, formulation of policies on energy-saving and emission-reduction; meanwhile, there could be potential changes to macroeconomic and industry policies such as: further improvement of pricing mechanism of petroleum products, reforming and improvement of pricing mechanism of natural gas, and reforming in environmental tax, which could impact on the production and operations of the Company. Such regulations may have material effects on the operations and profitability of the Company.

Risks with regard to change of environmental legislation requirements: Our operation and production activities generate waste water, gas and solid. The Company has built up supporting effluent treatment systems to prevent and reduce pollution. The relevant government authorities may promulgate and implement more strict environmental protection laws and regulations, adopt more strict environment protection standards. Under the above-mentioned situation, the Company may incur more expenses in relation to the environment protection accordingly.

Risks with regard to uncertainties with obtaining additional oil and gas resources: The Company’s ability to achieve sustainable development depends, to a certain extent, on our ability of discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces inherent risks associated with exploration and production and/or with acquiring oil and natural gas resources. The Company will have to invest a large amount of funds with no guarantee of certainty. If the Company fails to acquire additional resources through further exploration and production or acquisition, the oil and natural gas reserves and production of the Company will decline over time which will adversely affect the Company’s financial situation and operational performance.

Risks with regard to external purchase of crude oil: A significant amount of crude oil as need by the Company is purchased externally. In recent years, especially influenced by the unstability of international financial market and geopolitics issues, the crude oil prices are subject to significant fluctuations. Additionally, and the supply of crude oil may even be interrupted due to major abrupt incidents. Although the Company has designed a specific emergency response plan, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and disruption of regional supply of crude oil.

Risks with regard to operational risks and natural disasters: The process of petroleum chemical production is exposed to risks of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impact to the society, major financial losses to the Company and grievous injuries to people. The Company always pay great emphasise on the safety of production and has implemented a strict HSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, certain investment risks may exist in the sense that expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of RMB. In addition, the flexibility of the exchange rate of RMB has a trend of increasing. As the Company purchases a significant portion of crude oil in foreign currency which are based on US dollar-denominated prices, fluctuations in the exchange rate of Renminbi against US dollars and certain other foreign currencies may affect the Company’s purchasing costs of crude oil.

Profit forecast for the new financial year

□Applicable   √ Not applicable

6.15	Plan of the board of directors for profit appropriation or dividend dispatch

At the 18th meeting of the Fourth Session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a final cash dividend of RMB0.20 per share (including tax). With an interim distributed dividend of RMB0.10 per share (including tax), the total dividend for year 2011 is RMB 0.30 per share (including tax). The distribution proposal will be implemented upon approval by the shareholders at the annual general meeting for 2011. The final dividends will be distributed on or before 7 June 2012, Thursday, to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on 25 May 2012, Friday. The register of members for H shares of Sinopec Corp. will be closed from 21 May 2012, Monday, to 25 May 2012, Friday, (both dates are inclusive). In order to qualify for the final dividend, the holders of H shares must lodge all share certificates accompanied by the transfer documents with HKSCC Nominees Limited, at 1712-1716 on 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong before 4:30 p.m. on 18 May 2012, Friday, for registration.

The dividend will be denominated and declared in RMB, and distributed to domestic shareholders in RMB and to foreign shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend.

§7.	Significant events

7.1	Acquisition of assets

□Applicable   √ Not applicable

7.2	Sales of assets

□Applicable   √ Not applicable

7.3	Material guarantees

√ Applicable   □Not applicable

Unit: RMB millions

Major externak guarantees (excluding guarantees for the non-wholly owned controlled subsidiaries)

Guarantor	Relationship with the Company	Name of guaranteed company	Amount	Transaction Date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter- guaranteed	Whether guaranteed for connected persons (yes or no)Note 1

Sinopec Corp.	the Company itself	Yueyang Sinopec Corp. Shell Coal Gasification Corporation	283	10 December 2003	10 December 2003 - 10 December 2017	joint obligations	No	No	No	No	No
Sinopec Corp.	the Company itself	Shanghai Gaoqiao-SK Solvent Co., Ltd.	2	30 March 2007	30 March 2007 - 30 March 2012	joint obligations	No	No	No	No	No
Sinopec Corp.	the Company itself	Shanghai Gaoqiao-SK Solvent Co., Ltd	2	16 April 2007	16 April 2007 - 16 April 2012	joint obligations	No	No	No	No	No
Sinopec Sales Co., Ltd.	wholly-owned subsidiary	Xiamen Botan Storage Co., Ltd	75	28 July 2011	28 July,2011- 28 July 2012	joint obligations	No	No	No	No	No
Sinopec Yangzi Petrochemical Co., Ltd.	wholly-owned subsidiary	Sinopec Corp. Yangzi BP Petrochemical AcetylCo.,Ltd	420			joint obligations	No	No	No	No	No
SSI Note 3	controlled subsidiary	Certain jointly controlled entities of China Petrochemical Corporation and certain JVs (other than China Petrochemical Corporation) of these jointly controlled entities	6,700			joint obligations	No	No	No	Yes Note 4	YesNote 5

Total amount of guarantees provided during the reporting period Note 2	3,685
Total amount of guarantees outstanding at the end of the reporting period Note 2 (A)	4,467
Guarantees by the Company to controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	None
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)	None
Total amount of guarantees of the Company (including those provided for controlled subsidiaries)
Total amount of guarantees (A+B)	4,467
The proportion of the total amount of guarantees to Sinopec Corp.’s net assets	0.94%
Guarantees provided for shareholders, de facto controller and connected persons (C)	326
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)	2,355
The amount of guarantees in excess of 50% of the net assets (E)	None
Total amount of the above three guarantee items (C+D+E)	2,681
Statement of guarantee undue that might be involved in any joint and several liabilities	None
Statement of guarantee status	None

Note 1:	As defined in the Listing Rules of the Shanghai Stock Exchange.

Note 2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Note 3:	For details, please refer to the section of connected transactions.

Note 4:
SSI entered into guarantee agreements with some of the joint ventures to China Petrochemical Corporation. To avoid potential losses incurred by Sinopec Corp., Sinopec Corp. entered into a Payment Agreement with China Petrochemical Corporation, providing that China Petrochemical Corporation shall pay Sinopec Corp. an amount equal to 55% (Sinopec Corp. holds 55% of SSI’s shareholding) of the total sum paid by SSI if SSI makes payment on account of the guarantee obligations. For details, refer to the announcements published on the websites of the Shanghai Stock Exchange(http://www.sse.com.cn)on 29 March 2010 and Hong Kong Stock Exchanges and Clearing Limited(http://www.hkex.com.hk) on 26 March 2010.

Note 5:
Note 5: The guarantee includes the amount of RMB 593 million provided to certain jointly controlled entities of China Petrochemical Corporation, which are recognized as guarantees provided for shareholders, de facto controller and connected persons, as well as guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70%. To avoid repetition, this amount is not included in item D.

7.4	Material Connected Transactions

7.4.1	Connected Transactions in the course of ordinary business

The aggregate amount of related transactions actually entered into by the Company during the year was RMB 506.588 billion, of which, expenses amounted to RMB 204.956 billion, (including RMB 193.006 billion for purchases of goods and services, RMB 3.856 billion for auxiliary and community services, RMB 7.479 billion of operating lease fee, RMB 615 million for interest expenses). Among which, purchases from China Petrochemical Corporation amounted to RMB148.444 billion (including purchases of products and services, i.e. procurement, storage, exploration and production services and production-related services, amounted to RMB 136.513 billion, representing 5.69% of the Company’s operating expenses for the year 2011). The auxiliary and community services provided by China Petrochemical Corporation to the Company were RMB 3.856 billion, representing 0.16% of the operating expenses of the Company for 2011. In 2011, the housing rent paid by the Company was RMB 377 million, the rent for use of land was RMB 6.725 billion, and the expenses for other leases were RMB 358 million. The interest expenses were RMB 615 million. In 2011, the revenue amounted to RMB 301.632 billion (including RMB 301.456 billion for sales of products and services, RMB 151 million of interest income, RMB 25 million for agency commissions receivable), of which the sales to China Petrochemical Corporation amounted to RMB 83.232 billion, including RMB 83.056 billion for sales of products and services, representing 3.31% of operating revenues, RMB 151 million for interest income, and RMB 25 million for agency commission receivable.

In 2011, Sinopec Corp. provided RMB 2 billion of entrustment loan to its subsidiary Zhanjiang Dongxing.

In 2011 Sinopec Corp. provided RMB 1,433 million of loans to certain jointly controlled entities of China Petrochemical Corporation.

None of the amount of each of the above continuing connected transactions between the Company and its controlling shareholder, China Petrochemical Corporation exceeds the maximum limits for the continuing connected transactions approved by the general meeting of shareholders and the board of directors.

Please refer to notes to the financial statements prepared under the IFRS in this annual report for details of the connected transactions actually incurred during this year.

Other material connected transaction occurred in this year

Please refer to section 7.8.5 for details

Purchases/receiving services

Unit: RMB million

		Amount incurred during this year (2011)		Amount incurred during the previous year (2010)
Connected party	Connected transaction	Transaction amount	Percentage of the total amount of the type of transaction (%)	Transaction amount	Percentage of the total amount of the type of transaction (%)

China Petrochemical Corporation	purchases of goods and services from connected persons	147,829	6.16	108,244	5.99
Other related parties	purchases of goods and services from connected persons	56,512	2.36	57,089	3.16
Total		204,341	8.52	165,333	9.15

Sales/provision of services

Unit: RMB million
		Amount incurred during the current period		Amount incurred during the previous period
Connected party	Connected transaction	Transaction amount	Percentage of the total amount of the type of transaction (%)	Transaction amount	Percentage of the total amount of the type of transaction (%)

China Petrochemical Corporation	Sales of goods and provision of services to connected persons	83,081	3.32	61,268	3.20
Other related parties	Sales of goods and provision of services to connected persons	218,400	8.72	169,680	8.87
Total		301,481	12.04	230,948	12.07

Notes:
Principle of pricing for connected transactions: (1) Government-prescribed prices and government-guided prices are adopted for products or projects if such prices are available; (2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply; (3) Where none of the above is applicable, the price will be decided based on the cost incurred plus a reasonable profit of not more than 6% of the price.

Other related parties: as defined under ASBE and IFRS but not under Chapter 14A of the Hong Kong Listing Rules nor under the Shanghai listing rules.

7.4.2 Connected obligatory rights and debts

√ Applicable   □Not applicable

Unit: RMB millions

	Fund to connected parties		Fund from connected parties
Connected Parties	Amount incurred	Balance	Amount incurred	Balance
China Petrochemical Corporation	1,619	2,139	2,141	10,386
Other related parties	(1,495)	963	0	0
Total	124	3,102	2,141	10,386

7.4.3 Occupation of Funds and relevant settlement

□Applicable   √ Not applicable

7.5	Entrusted Cash Management

□Applicable   √ Not applicable

7.6	Performance of commitments by China Petrochemical Corporation or shareholders holding 5% or more of shares during the reporting period

√ Applicable   □Not applicable

By the end of the reporting period, the major commitments made by China Petrochemical Corporation include:

i	to comply with the connected transaction agreements;

ii	to solve issues regarding legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

iii	to implement the Re-organisation Agreement (for definition, please refer to prospectus for issuing H shares);

iv	to grant licenses for intellectual property rights;

v	to refrain from competition within the industry of the Company;

vi	to withdraw from business competition and conflict of interests with Sinopec Corp.

The details of the above-mentioned commitments were included in the prospectus for the issuance of A shares of Sinopec Corp., which was published in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001.

vii On 27 October 2010, Sinopec Corp. disclosed an announcement, in which China Petrochemical Corporation made commitments, as the major refining business of China Petrochemical Corporation has been injected to Sinopec Corp., it’ll dispose of its existing refining business to eliminate competition with Sinopec Corp within five years.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major commitments by the aforesaid shareholder.

7.6.2 Profit forecast during the reporting period

□Applicable   √ Not applicable

7.7	Litigation and arbitration of significant importance

□Applicable   √ Not applicable

7.8	Other significant events

7.8.1	MAJOR PROJECTS

(1)	Wuhan Ethylene Project

The project mainly includes 800,000 tons per annum (“tpa”) ethylene units and downstream auxiliary utility units. With the construction starting from December 2007, it is expected to be put into operation in 2013.

(2)	Shandong Liquefied Natural Gas (LNG) Project

Shandong LNG project mainly includes the constructions of a jetty designated for LNG with a 3-million-tpa terminal, and auxiliary transportation pipeline for natural gas. With the construction starting in September 2010, it is expected to be put into operation in 2014.

(3)	Yuanba Gas Field Trial Production of Natural Gas Project (1.7 billion cubic meters per annum)

One purification plant and its auxiliary facilities are under construction. The production capacity of the newly-built plant in terms of the purification of natural gas will be 1.7 billion cubic meters per annum. With the construction starting from September 2011, it is expected to be put into operation in 2013.

7.8.2	ISSURANCE OF RMB23 BILLION A SHARE CONVERTIBLE BOND

A Share convertible bond of RMB23 billion were issued by Sinopec Corp. on 23 February 2011(hereby referred to as “Sinopec CB”, code : 110015). The par value and issuance price of Sinopec CB are both RMB 100. Sinopec CB were issued with a term of six years with annual interest rate of 0.5%, 0.7%,1.0%,1.3%,1.8% and 2.0% respectively. The initial conversion price was RMB 9.73 per share. It was listed on Shanghai Stock Exchange on 7 March 2011. For further details, please refer to the “Announcement of issuance of A Share Convertible Bonds by Sinopec Corp.” and the “Announcement of the Listing of A Share Convertible Bonds by Sinopec Corp.” published on websites of the Shanghai Stock Exchange and Sinopec Corp.. The proceeds are used in the following projects: Wuhan ethylene, Anqing refinery revamping, Shijiazhuang refinery revamping, Yulin-Jinan Gas Pipeline and Rizhao-Yizheng Crude Oil Pipeline. On 1 March 2012, Sinopec Corp. paid in full the interests of Sinopec CB accrued for the first interest payment year.

On 20 June 2011 and 19 September 2011, the conversion price of Sinopec CB was adjusted to RMB9.60 per share and consequently to RMB9.50 per share due to the dividend declaration and payment. On 15 December 2011, Sinopec Corp. held the second extraordinary general meeting for the year 2011, during the meeting, the proposal to adjust the conversion price of Sinopec CB downwards was approved. Starting from 27 December 2011, the conversion price of Sinopec CB was adjusted from RMB 9.50 per share to RMB 7.28 per share. As of December 31, 2011, our A shares increased by 34,662 shares as a result of the exercise of conversion by some convertible bonds holders. As at 31 December 2011, 34,662 A Shares had been converted, and the remaining bonds value was RMB 22,999,672,000.

7.8.3	CORPORATE BONDS OF NO MORE THAN RMB 20 BILLION AND A SHARE CONVERTIBLE BONDS OF NO MORE THAN RMB 30 BILLION ARE SET TO BE ISSUED.

On 12 October 2011, Sinopec Corp. held the first extraordinary general meeting of Sinopec Corp. for the year 2011, During the meeting, the “Proposals Regarding Issuance of Domestic Corporate Bonds and Other Related Matters” as well as the “Proposals Regarding Issuance of A Share Convertible Bonds and Other Related Matters” were considered and approved. The total value of the proposed issuance of domestic corporate bonds will not exceed RMB 20 billion, and the proceeds will be used to supplement the working capital and repayment of due debts. The total value of A share convertible bonds will not exceed RMB 30 billion and the proceeds will be used in the Shandong LNG project, Jinling oil products quality upgrading project, Yangzi oil products quality upgrading, revamping and expansion project, Yangzi oil products quality upgrading and revamping project, Changling oil products quality upgrading and revamping project, Jiujiang oil products quality upgrading and revamping project, Anqing refinery revamping and oil products quality upgrading project and Shijiazhuang Refinery Branch oil quality upgrading and revamping project.

7.8.4	(1)	Status of shareholding in other listed companies

Stock Code	Abbreviation	Initial investment	Number of shares held at the end of period (10,000 shares)	Shareholding	Source of shares	Book value at the end of period	Gain/loss during the reporting period	Change in shareholders’ interests during the reporting period	Accounting item
		(RMB)		(%)		(RMB)

384	China Gas Holding	RMB136,426,500	21,000	4.79	acquired	136,426,500	—	—	Long-term equity investment

(2)	Status of sharesholding interests in non-listed financial institutions, companies contemplated to be listed and dealings of shares in other listed companies

No.	Entities	Initial investment (RMB 10,000)	Number of shares held (10,000 shares)	Shareholding (%)	Book value at the end of the period (RMB 10,000)	Gain/loss during the reporting period	Change of shareholders’ interests during the reporting period	Accounting items	Shares origin

1	Beijing International Trust Co., Ltd	20,000	20,000	14.29%	20,000	3,000	0	Long-term equity investment	Investment
2	Bank of Zhengzhou	1,000	1,000	0.5%	1,000	0	0	Long-term equity investment	Debt to shares
Total		21,000	—	—	21,000	3,000	0	—	—

7.8.5	MATERIAL CONNECTED TRANSACTION

Nil

7.8.6	The Board of Director issued Management Report of Internal Control, which was opined by the audit institution

7.8.7	Whether the Company disclosed report on performance of social responsibilities. Yes

§8.	Report of the Board of Supervisors

Through process supervision on significant decision-makings and routine supervision on the operations, the Board of Supervisors hold the following opinions: Facing the complex domestic and international environment, the Company took the opportunities of rapid and steady economic growth in China, adhered to its principles in operation of “standardisation, professionalism and integrity”, actively expanded the resources, reinforced the strength of market development, and optimised the operation which resulting in steady increase in productions and improvement in operations with good operating results.

Firstly, the Board of Directors diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Articles of Association, and made scientific decisions on major issues concerning production and operation, reforms and development, etc; and the senior management diligently implemented the resolutions adopted by the Board of Directors, optimised the internal control, reinforced precision management, strived to lower the costs and enhance efficiency and strengthened the technological innovation. As a result, all work received remarkable effects. The Board of Supervisors did not discover any behaviors of any directors or senior management which constituted violations of laws, regulations, the Articles of Association, or were detrimental to the interests of Sinopec Corp. or the shareholders.

Secondly, the annual financial statement of 2011, issued by the Company, was prepared in accordance with ASBE and IFRS respectively, and met with relative requirements of domestic and international securities authorities and truly and fairly reflected the Company’s financial status and operational performance.

Thirdly, all connected transactions between Sinopec Corp. and China Petrochemical Corporation were in compliance with the relevant rules and regulations of listing places. All the connected transactions were conducted on the basis of fair and reasonable price and in line with the principle of “fairness, justice and transparency”. Nothing in these transactions was found to be detrimental to the interests of Sinopec Corp. or the non-connected shareholders.

Fourthly, the Board of Supervisors reviewed the Company’s Report on Internal Control and Self-Assessment and came to a conclusion that such report was objective, comprehensive and accurate, therefore there was no objection to such report by the Board of Supervisors.

Fifthly, Sinopec Corp. strictly implemented the special banking account for proceeds and all the applicantion of proceeds have been matched with their disclosure. The Board of Supervisors have found no difference on the report.

Sixthly, the Company timely disclosed the material information according to the regulations of securities supervisory authorities, and the information disclosed was authentic, accurate and complete.

§9	Financial Statements

9.1	Auditors’ opinion

Financial Statements	□ Unaudited √ Audited
Auditors’ opinion	√ Standard unqualified opinion □Not standard opinion

9.2 Financial Statements

9.2.1 Financial statements prepared in accordance with the Accounting Standards for Business Enterprises

Blance Sheet
Amounts in RMB millions

Items	31 December 2011		31 December 2010
	The Group	The Company	The Group	The Company

Current assets:
Cash at bank and on hand	25,197	20,953	18,140	11,882
Bills receivable	27,961	17,802	15,950	11,093
Accounts receivable	58,721	16,829	43,093	16,660
Other receivables	7,360	28,127	9,880	27,433
Prepayments	4,096	5,410	5,247	6,394
Inventories	203,417	144,148	156,546	103,170
Other current assets	836	502	594	507

Total current assets	327,588	233,771	249,450	177,139

Non-current assets:
Long-term equity investments	47,458	102,101	45,037	111,354
Fixed assets	565,936	470,825	540,700	436,870
Construction in progress	111,311	101,641	81,934	70,688
Intangible assets	34,842	28,458	27,440	20,080
Goodwill	8,212	－	8,298	－
Long-term deferred expenses	9,076	8,018	7,560	6,058
Deferred tax assets	13,398	10,249	15,578	11,832
Other non-current assets	12,232	7,479	9,392	6,315

Total non-current assets	802,465	728,771	735,939	663,197

Total assets	1,130,053	962,542	985,389	840,336

Items	31 December 2011		31 December 2010
	The Group	The Company	The Group	The Company

Current liabilities:
Short-term loans	36,985	3,842	29,298	7,229
Bills payable	5,933	3,052	3,818	2,670
Accounts payable	177,002	128,138	132,528	87,244
Advances from customers	66,686	63,561	57,324	51,190
Employee benefits	1,795	1,341	7,444	7,037
Taxes payable	39,622	32,053	33,814	24,598
Other payables	57,662	74,525	54,871	73,825
Short-term debentures payable	—	—	1,000	—
Non-current liabilities due within one year	43,388	43,281	5,530	4,109

Total current liabilities	429,073	349,793	325,627	257,902
Non-current liabilities:
Long-term loans	54,320	53,783	58,895	58,377
Debentures payable	100,137	100,137	115,180	115,180
Provision	18,381	17,114	15,573	14,462
Deferred tax liabilities	15,181	7,350	15,017	7,951
Other non-current liabilities	3,436	1,759	2,415	1,045
Total non-current liabilities	191,455	180,143	207,080	197,015

Total liabilities	620,528	529,936	532,707	454,917

Items	31 December 2011		31 December 2010
	The Group	The Company	The Group	The Company

Shareholders’ equity:
Share capital	86,702	86,702	86,702	86,702
Capital reserve	29,583	37,983	29,414	37,922
Specific reserve	3,115	2,571	1,325	1,025
Surplus reserves	178,263	178,263	141,711	141,711
Retained profits	178,336	127,087	163,132	118,059
Foreign currency translation differences	(1,600)	—	(1,157)	—

Total equity attributable to shareholders of the Company	474,399	432,606	421,127	385,419
Minority interests	35,126	—	31,555	—
Total shareholders’ equity	509,525	432,606	452,682	385,419

Total liabilities and shareholders’ equity	1,130,053	962,542	985,389	840,336

Income statement

Amounts in RMB millions

Items	2011		2010
	The Group	The Company	The Group	The Company

Operating income	2,505,683	1,541,765	1,913,182	1,188,495
Less: Operating costs	2,093,199	1,221,616	1,537,131	900,404
Sales taxes and surcharges	189,949	151,600	157,189	124,586
Selling and distribution expenses	38,399	33,489	31,981	26,291
General and administrative expenses	63,083	53,137	57,774	48,336
Financial expenses	6,544	6,622	6,847	6,096
Exploration expenses, including dry holes	13,341	13,341	10,955	10,955
Impairment losses	5,811	5,045	15,445	14,410
Add: Gain/ (loss) from changes in fair value	1,423	1,328	(179)	(222)
Investment income	4,186	19,210	5,671	23,073

Operating profit	100,966	77,453	101,352	80,268
Add: Non-operating income	3,411	3,029	2,108	1,803
Less: Non-operating expenses	1,739	1,546	1,282	1,016

Profit before taxation	102,638	78,936	102,178	81,055
Less: Income tax expense	25,774	13,415	25,335	14,257

Net profit	76,864	65,521	76,843	66,798

Items	2011		2010
	The Group	The Company	The Group	The Company
Including: Net profit made by acquirees before the consolidation	—	—	3,043	—
Attributable to:
Equity shareholders of the Company	71,697	65,521	70,713	66,798
Minority interests	5,167	—	6,130	—

Basic earnings per share	0.827	—	0.816	—
Diluted earnings per share	0.795	—	0.808	—

Net profit	76,864	65,521	76,843	66,798

Other comprehensive income:
Cash flow hedges	142	—	(221)	—
Availabe-for-sale financial assets	(15)	(4)	(9)	(9)
Share of other comprehensive income of associates	(179)	(182)	(533)	(533)
Foreign currency translation differences	(676)	—	(1,360)	—

Total other comprehensive income	(728)	(186)	(2,123)	(542)

Total comprehensive income	76,136	65,335	74,720	66,256

Attributable to:
Equity shareholders of the Company	71,207	65,335	68,706	66,256
Minority interests	4,929	—	6,014	—

Cash Flow Statement

Amounts in RMB millions

Items	2011		2010
	The Group	The Company	The Group	The Company

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	2,889,482	1,792,430	2,215,212	1,383,041
Rentals received	437	404	392	163
Other cash received relating to operating activities	12,316	13,898	8,279	12,635

Sub-total of cash inflows	2,902,235	1,806,732	2,223,883	1,395,839

Cash paid for goods and services	(2,398,623)	(1,404,217)	(1,758,556)	(1,034,940)
Cash paid for operating leases	(12,611)	(10,038)	(12,414)	(9,948)
Cash paid to and for employees	(41,718)	(35,105)	(30,754)	(24,742)
Value added tax paid	(71,311)	(56,536)	(63,125)	(48,521)
Income tax paid	(29,798)	(17,149)	(14,158)	(8,420)
Taxes paid other than value added tax and income tax	(176,474)	(137,849)	(154,716)	(123,684)
Other cash paid relating to operating activities	(20,519)	(21,348)	(18,898)	(19,399)

Sub-total of cash outflows	(2,751,054)	(1,682,242)	(2,052,621)	(1,269,654)

Net cash flow from operating activities	151,181	124,490	171,262	126,185

Items	2011		2010
	The Group	The Company	The Group	The Company

Cash flows from investing activities:
Cash received from disposal of investments	3,039	2,337	1,687	146
Dividends received	2,961	17,638	1,335	19,815
Net cash received from disposal of fixed assets and intangible assets	1,216	1,157	16,145	16,137
Cash received on maturity of time deposits with financial institutions	6,383	3,840	3,626	73
Cash received from derivative financial instruments	3,679	—	4,646	—
Other cash received relating to investing activities	1,584	1,603	660	290

Sub-total of cash inflows	18,862	26,575	28,099	36,461

Cash paid for acquisition of fixed assets and intangible assets	(142,813)	(122,261)	(114,711)	(104,495)
Cash paid for acquisition of investments	(7,488)	(5,687)	(11,310)	(26,539)
Cash paid for acquisition of time deposits with financial institutions	(5,801)	(3,940)	(3,522)	(50)
Cash paid for derivative financial instruments	(3,768)	—	(5,273)	—
Sub-total of cash outflows	(159,870)	(131,888)	(134,816)	(131,084)

Net cash flow from investing activities	(141,008)	(105,313)	(106,717)	(94,623)

Items	2011		2010
	The Group	The Company	The Group	The Company

Cash flows from financing activities:
Cash received from borrowings	536,397	58,528	663,491	292,370
Cash received from issuance of 2011 Convertible Bonds, net of issuing expenses	22,889	22,889	—	—
Cash received from issuance of shares	—	—	2	2
Cash received from issuance of corporate bonds	5,000	5,000	21,000	20,000
Cash received from contribution form minority shareholders of subsidiaries	117	—	408	－

Sub-total of cash inflows	564,403	86,417	684,901	312,372

Cash repayments of borrowings	(532,667)	(65,837)	(672,804)	(284,918)
Repayments of corporate bonds and redemption of 2007 Convertible Bonds	(6,036)	(5,036)	(31,000)	(30,000)
Cash paid for acquisition of minority interests from subsidiaries, net	(36)	—	—	—
Cash paid for dividends, profits distribution or interest	(26,368)	(25,750)	(23,130)	(21,802)
Dividends paid to minority shareholders of subsidiaries	(1,812)	—	(1,051)	—
Distributions to Sinopec Group Company	—	—	(13,210)	(33)

Sub-total of cash outflows	(566,919)	(96,623)	(741,195)	(336,753)

Net cash flow from financing activities	(2,516)	(10,206)	(56,294)	(24,381)

Effects of changes in foreign exchange rate	(18)	—	(25)	—

Net increase in cash and cash equivalents	7,639	8,971	8,226	7,181

Consolidated Statement of Changes In Equity

Amounts in RMB millions

2011
	Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Translation difference in foreign currency statements	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity

Balance at 1 January 2011	86,702	29,414	1,325	141,711	163,132	(1,157)	421,127	31,555	452,682
Change for the year
1. Net profit	—	—	—	—	71,697	—	71,697	5,167	76,864
2. Other comprehensive income	—	(47)	—	—	—	(443)	(490)	(238)	(728)

Total comprehensive income	—	(47)	—	—	71,697	(443)	71,207	4,929	76,136
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
- Appropriation for surplus reserves	—	—	—	36,552	(36,552)	—	—	—	—
Distributions to shareholders	—	—	—	—	(19,941)	—	(19,941)	—	(19,941)
4. Acquisition of minority interests	—	(43)	—	—	—	—	(43)	(24)	(67)
5. Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(1,374)	(1,374)
6. Net increase in specific reserve for the year	—	—	1,790	—	—	—	1,790	40	1,830
7. Government grants	—	286	—	—	—	—	286	—	286
8. Others	—	(27)	—	—	—	—	(27)	—	(27)

Balance at 31 December 2011	86,702	29,583	3,115	178,263	178,336	(1,600)	474,399	35,126	509,525

Amounts in RMB millions

2010
Item	Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Translation difference in foreign currency statements	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity

Balance at 1 January 2010	86,702	38,202	—	115,031	140,596	(70)	380,461	26,087	406,548
Change for the year
1. Net profit	—	—	—	—	70,713	—	70,713	6,130	76,843
2. Other comprehensive income	—	(763)	—	—	—	(1,244)	(2,007)	(116)	(2,123)

Total comprehensive income	—	(763)	—	—	70,713	(1,244)	68,706	6,014	74,720
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
- Appropriation for surplus reserves	—	—	—	26,680	(26,680)	—	—	—	—
- Distributions to shareholders	—	—	—	—	(16,473)	—	(16,473)	—	(16,473)
4. Warrants exercised	—	2	—	—	—	—	2	—	2
5. Consideration for the combination of entities under common control	—	(13,177)	—	—	—	—	(13,177)	—	(13,177)
6 Acquisition of minotity interests	—	(9)	—	—	—	—	(9)	—	(9)
7. Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(643)	(643)
8. Net increase in specific reserve for the year	—	—	1,325	—	—	—	1,325	60	1,385
9. Government grants	—	321	—	—	—	—	321	37	358
10. Reclassification	—	4,867	—	—	(5,024)	157	—	—	—
11. Others	—	(29)	—	—	—	—	(29)	—	(29)

Balance at 31 December 2010	86,702	29,414	1,325	141,711	163,132	(1,157)	421,127	31,555	452,682

Statement of Changes In Equity

Amounts in RMB millions

	2011
Items	Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Total shareholders’ equity

Balance at 1 January 2011	86,702	37,922	1,025	141,711	118,059	385,419
Change for the year
1. Net profit	—	—	—	—	65,521	65,521
2. Other comprehensive income	—	(186)	—	—	—	(186)

Total comprehensive income	—	(186)	—	—	65,521	65,335

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
- Appropriation for surplus reserves	—	—	—	36,552	(36,552)	-
- Distributions to shareholders	—	—	—	—	(19,941)	(19,941)
4. Net increase in specific reserve for the year	—	—	1,546	—	—	1,546
5. Government grants	—	274	—	—	—	274
6. Others	—	(27)	—	—	—	(27)

Balance at 31 December 2011	86,702	37,983	2,571	178,263	127,087	432,606

Amounts in RMB millions

	2010
Items	Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Total shareholders’ equity

Balance at 1 January 2010	86,702	38,234	—	115,031	94,414	334,381
Change for the year
1. Net profit	—	—	—	—	66,798	66,798
2. Other comprehensive income	—	(542)	—	—	—	(542)

Total comprehensive income	—	(542)	—	—	66,798	66,256

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
- Appropriation for surplus reserves	—	—	—	26,680	(26,680)	-
- Distributions to shareholders	—	—	—	—	(16,473)	(16,473)
4. Warrants exercised	—	2	—	—	—	2
5. Net increase in specific reserve for the year	—	—	1,025	—	—	1,025
6. Government grants	—	257	—	—	—	257
7. Others	—	(29)	—	—	—	(29)

Balance at 31 December 2010	86,702	37,922	1,025	141,711	118,059	385,419

9.2.2 Financial statements prepared in accordance with IFRS

Consolidated Income Statement

Amounts in RMB millions

Items	2011	2010

Turnover and other operating revenues
Turnover	2,463,767	1,876,758
Other operating revenues	41,916	36,424
	2,505,683	1,913,182
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(2,031,545)	(1,482,484)
Selling, general and administrative expenses	(58,960)	(51,048)
Depreciation, depletion and amortisation	(63,816)	(59,253)
Exploration expenses, including dry holes	(13,341)	(10,955)
Personnel expenses	(41,529)	(33,672)
Taxes other than income tax	(189,949)	(157,189)
Other operating expenses, net	(1,013)	(13,607)
Total operating expenses	(2,400,153)	(1,808,208)

Operating profit	105,530	104,974

Items	2011	2010

Finance costs
Interest expense	(9,241)	(7,972)
Interest income	1,584	660
Unrealized gain/ (loss) on embedded derivative component of convertible bonds	1,259	(127)
Net foreign currency exchange gains	1,113	465

Net finance costs	(5,285)	(6,974)

Investment income	168	273

Share of profits less losses from associates and jointly controlled entities	4,152	5,390

Profit before taxation	104,565	103,663
Tax expense	(26,120)	(25,681)

Profit for the year	78,445	77,982

Attributable to:
Equity shareholders of the Company	73,225	71,782
Non-controlling interests	5,220	6,200

Profit for the year	78,445	77,982

Earnings per share
Basic	0.845	0.828

Diluted	0.812	0.820

Items	2011	2010

Profit for the year:	78,445	77,982

Other comprehensive income for the year (after tax and reclassification adjustments)
Cash flow hedge	142	(221)
Available-for-sale securities	(15)	(9)
Share of other comprehensive income of associates	(179)	(533)
Foreign currency translation differences	(676)	(1,360)

Total other comprehensive income	(728)	(2,123)

Total comprehensive income for the year	77,717	75,859

Attributable to:
Equity shareholders of the Company	72,735	69,775
Non-controlling interests	4,982	6,084

Total comprehensive income for the year	77,717	75,859

Balance Sheet
Amounts in RMB millions

Items	31 December 2011		31 December 2010
	The Group	The Company	The Group	The Company

Non-current assets
Property, plant and equipment, net	565,936	470,825	540,700	436,870
Construction in progress	111,311	101,641	89,599	76,830
Goodwill	8,212	—	8,298	—
Investments in subsidiaries	—	70,364	—	81,777
Interest in associates	25,692	13,686	22,815	12,160
Interest in jointly controlled entities	19,992	10,094	20,199	9,330
Investments	1,829	937	2,075	895
Deferred tax assets	12,706	9,614	15,232	11,576
Lease prepayments	26,101	19,598	20,325	12,989
Long-term prepayments and other assets	29,994	24,344	16,350	13,304

Total non-current assets	801,773	721,103	735,593	655,731

Current assets
Cash and cash equivalents	24,647	20,852	17,008	11,881
Time deposits with financial institutions	550	101	1,132	1
Trade accounts receivable, net	58,721	16,829	43,093	16,660
Bills receivable	27,961	17,802	15,950	11,093
Inventories	203,417	144,148	156,546	103,170
Prepaid expenses and other current assets	27,459	48,456	26,500	44,205

Total current assets	342,755	248,188	260,229	187,010

Items	31 December 2011		31 December 2010
	The Group	The Company	The Group	The Company

Current liabilities
Short-term debts	68,224	46,482	17,019	6,359
Loans from Sinopec Group Company and fellow subsidiaries	12,149	641	18,809	4,979
Trade accounts payable	177,002	128,138	132,528	87,244
Bills payable	5,933	3,052	3,818	2,670
Accrued expenses and other payables	176,878	182,996	153,478	158,901
Income tax payable	4,054	2,901	10,754	7,620

Total current liabilities	444,240	364,210	336,406	267,773

Net current liabilities	(101,485)	(116,602)	(76,177)	(80,763)

Total assets less current liabilities	700,288	605,081	659,416	574,968

Non-current liabilities
Long-term debts	116,894	116,602	136,465	136,090
Loans from Sinopec Group Company and fellow subsidiaries	37,563	37,318	37,610	37,467
Deferred tax liabilities	15,181	7,350	15,017	7,951
Provisions	18,381	17,114	15,573	14,462
Other liabilities	4,925	2,846	3,715	1,909

Total non-current liabilities	192,944	181,230	208,380	197,879

	507,344	423,851	451,036	377,089
Equity
Share capital	86,702	86,702	86,702	86,702
Reserves	385,626	337,149	332,902	290,387

Total equity attributable to equity shareholders of the Company	472,328	423,851	419,604	377,089
Non-controlling interests	35,016	—	31,432	—

Total equity	507,344	423,851	451,036	377,089

9.2.3	Differences between financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

(1)	Effects of major differences between the net profit under ASBE and the profit for the year under IFRS are analysed as follows:

Items	2011	2010
	RMB millions	RMB millions

Net profit under the ASBE	76,864	76,843
Adjustments:
Government grants	97	100
Safety production fund	1,484	1,039

Profit for the year under IFRS*	78,445	77,982

(2)	Effects of major differences between the shareholders’ euqity under the ASBE and the total equity under IFRS are analysed as follows:

Items	As at 31 December
	2011	2010
	RMB millions	RMB millions

Shareholders’equity under the ASBE	509,525	452,682
Adjustments:
Government grants	(1,489)	(1,300)
Safety production fund	(692)	(346)

Total equity under IFRS*	507,344	451,036

*	The above figures are extracted from the financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by KPMG.

9.3	Provide explanation for any changes in accounting policy, accounting estimate or recognition policy as compared with for last annual report.

√ applicable □inapplicable

The IASB has issued a number of amendments to IFRS and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following development is relevant to the Group’s financial statements:

˙IAS 24 (revised 2009), “Related party disclosures”
˙Improvements to IFRS (2010)

IAS 24 (revised 2009) “Related party disclosures” simplifies the definition of “related party” and removes inconsistencies, which emphasises a symmetrical view of related party transactions. The revised standard also provides limited relief from disclosure of information by government-related entities in respect of transactions with the government to which the Group is related, or transactions with other entities related to the same government. The amendments to IAS 24 have had no material impact on the Group’s financial statements.

In the Improvements to IFRS (2010) omnibus standard, the IASB extended the scope of paragraph D8 of IFRS 1, First time adoption of IFRS, for the use of the deemed cost exemption for an event-driven fair value. Under the amended standard, an entity is permitted to take as deemed cost the fair value of some or all of its assets and liabilities, when these fair values were determined under previous GAAP at one particular date because of a specific event which occurred during the period covered by its first financial statements prepared under IFRS. Previously, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity’s transition to IFRS (being the start of the earliest comparative period included in the first set of IFRS financial statements).

The Group’s first financial statements prepared under IFRS were for the three year ended 31 December 1999 and for the six-month period ended 30 June 2000, with the start of the earliest comparative period being 1 January 1997. During that period and pursuant to applicable laws and regulations of the PRC, the Group’s financial statements prepared under ASBE and other relevant rules and regulations (collectively “PRC GAAP”) included leasehold land use rights at deemed cost based on the valuation performed by independent valuers as at 30 September 1999. As these valuations were performed as of a date later than the date of transition to IFRS, the Group was not permitted to adopt these valuations as deemed cost for the purposes of its IFRS financial statements and instead adopted the IFRS policy that leasehold land use rights be measured at historical cost and therefore, the related revaluation gains arising from the revaluation in 1999 as mentioned above were not recognised. The Group has chosen to adopt the amendments to IFRS 1 by making retrospective adjustments in order to eliminate the aforementioned differences between the Group’s financial statements under IFRS and those under PRC GAAP. Specifically, the Group has retrospectively adjusted the amounts reported for previous periods in its IFRS financial statements to reflect the recognition of the leasehold land use rights at their deemed cost based on the valuation performed by the independent valuers as at 30 September 1999, with consequential adjustments for amortisation charged in subsequent periods.

The results of operation and financial condition previously reported by the Group as at and for the year ended 31 December 2010 have been restated to include the adoption of Improvements to IFRS (2010) as set out below.

	The Group,	Adoption of
	as previously	Improvements	The Group,
	reported	to IFRS (2010)	as restated
	RMB	RMB	RMB
	millions	millions	millions

Results of operation:
Profit attributable to the equity shareholders of the Company	71,800	(18)	71,782
Basic earnings per share (RMB)	0.828	—	0.828
Diluted earnings per share (RMB)	0.820	—	0.820

Financial condition:
Goodwill	8,207	91	8,298
Deferred tax assets	15,516	(284)	15,232
Lease prepayments	19,464	861	20,325
Total non-current assets	734,925	668	735,593

Total equity	450,368	668	451,036

9.4	Details, adjusted amount, reason and impact of material accounting error.

There is no material error in the current report period.

9.5	Notes on the financial statements prepared under IFRS

9.5.1	Turnover

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

9.5.2	Taxation

Taxation in the consolidated income statement represents:

	2011	2010
	RMB millions	RMB millions

Current tax
- Provision for the year	22,731	22,177
- Under/ (over) provision in prior years	367	(299)
Deferred taxation	3,022	3,803

	26,120	25,681

Reconciliation between actual tax expense and the expected income tax at applicable tax rates is as follows:

	2011	2010
	RMB millions	RMB millions

Profit before taxation	104,565	103,663

Expected PRC income tax expense at a statutory tax rate of 25%	26,141	25,915
Tax effect of differential tax rate (Note)	(1,825)	(1,525)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	1,587	2,639
Tax effect of non-deductible expenses	542	2,361
Tax effect of non-taxable income	(1,565)	(1,839)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(394)	(1,663)
Tax effect of tax losses not recognised	734	92
Write-down of deferred tax assets	533	—
Under/(over) provision in prior years	367	(299)

Actual income tax expense	26,120	25,681

Notes:

The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

9.5.3	Basic and diluted earnings per share

The calculation of basic earnings per share for the year ended 31 December 2011 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 73,225 million (2010: RMB 71,782 million) and the weighted average number of shares of 86,702,538,041 (2010: 86,702,513,472) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2011 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 72,938 million (2010: RMB 72,003 million) and the weighted average number of the shares of 89,795,334,781  (2010: 87,789,874,067) calculated as follows:

(i)	Profit attributable to ordinary equity shareholders of the Company (diluted)

	2011	2010
	RMB millions	RMB millions

Profit attributable to ordinary equity shareholders of the Company	73,225	71,782
After tax effect of interest expense (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	657	126
After tax effect of unrealised (gain)/ loss on embedded derivative component of the 2007 Convertible Bonds and the 2011 Convertible Bonds	(944)	95

Profit attributable to ordinary equity shareholders of the Company (diluted)	72,938	72,003

(ii)	Weighted average number of shares (diluted)

	2011	2010
	Number of	Number of
	shares	shares

Weighted average number of shares at 31 December	86,702,538,041	86,702,513,472
Effect of conversion of the 2007 Convertible Bonds	1,084,859,551	1,087,360,595
Effect of conversion of the 2011 Convertible Bonds	2,007,937,18

Weighted average number of shares (diluted) at 31 December	89,795,334,781	87,789,874,067

9.5.4	Dividends

Dividends payable to equity shareholders of the Company attributable to the year represent:

	2011	2010
	RMB millions	RMB millions

Dividends declared and paid during the year of RMB 0.10 per share
(2010: RMB 0.08 per share)	8,670	6,936

Dividends declared after the balance sheet date of RMB 0.20 per share
(2010: RMB 0.13 per share)	17,340	11,271

	26,010	18,207

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2011, the directors declared an interim dividend for the year ended 31 December 2011 of RMB 0.10 (2010: RMB 0.08) per share totalling RMB 8,670 million (2010: RMB 6,936 million) and the dividends were paid on 28 September 2011.

Pursuant to a resolution passed at the director’s meeting on 23 March 2012, a final dividend in respect of the year ended 31 December 2011 of RMB 0.20 (2010: RMB 0.13) per share totalling RMB 17,340 million (2010: RMB 11,271 million) was proposed for shareholders’ approval at the Annual General Meeting. Final dividend of RMB 17,340 million (2010: RMB 11,271 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year represent:

	2011	2010
	RMB millions	RMB millions

Final dividends in respect of the previous financial year, approved and paid during the year of RMB 0.13 per share
(2010: RMB 0.11 per share)	11,271	9,537

Pursuant to the shareholders’ approval at the Annual General Meeting on 13 May 2011, a final dividend of RMB 0.13 per share totalling RMB 11,271 million in respect of the year ended 31 December 2010 was declared and paid on 30 June 2011.

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2010, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2009 was declared and paid on 30 June 2010.

9.5.5	Trade accounts receivable, net and bills receivable

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due from third parties	44,344	33,681	2,943	2,293
Amounts due from subsidiaries	—	—	11,168	9,930
Amounts due from Sinopec Group Company and fellow subsidiaries	6,185	1,848	474	1,180
Amounts due from associates and jointly controlled entities	9,204	8,886	3,101	4,344

	59,733	44,415	17,686	17,747
Less: Impairment losses for bad and doubtful debts	(1,012)	(1,322)	(857)	(1,087)

Trade accounts receivable, net	58,721	43,093	16,829	16,660
Bills receivable	27,961	15,950	17,802	11,093

	86,682	59,043	34,631	27,753

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	86,580	58,987	34,572	27,713
Between one and two years	66	36	46	15
Between two and three years	16	11	5	17
Over three years	20	9	8	8

	86,682	59,043	34,631	27,753

Impairment losses for bad and doubtful debts are analysed as follows:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January	1,322	1,921	1,087	1,526
Impairment losses recognised for the year	51	48	47	42
Reversal of impairment losses	(124)	(130)	(110)	(118)
Written off	(237)	(517)	(167)	(363)

Balance at 31 December	1,012	1,322	857	1,087

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

9.5.6	Trade accounts and bills payable

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due to third parties	167,207	120,224	50,622	37,998
Amounts due to Sinopec Group Company and fellow subsidiaries	6,429	6,613	4,266	3,465
Amounts due to associates and jointly controlled entities	3,366	5,691	1,597	1,341
Amounts due to subsidiaries	—	—	71,653	44,440

	177,002	132,528	128,138	87,244
Bills payable	5,933	3,818	3,052	2,670

Trade accounts and bills payable measured at amortised cost	182,935	136,346	131,190	89,914

The maturities of trade accounts and bills payables are as follows:

	The Group	The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Due within 1 month or on demand	150,949	97,358	98,469	52,719
Due after 1 month but within 6 months	31,820	38,864	32,622	37,099
Due after 6 months	166	124	99	96

	182,935	136,346	131,190	89,914

9.5.7	Segment reporting

Information on the Group’s reportable segments is as follows:

	2011	2010
	RMB millions	RMB millions
Turnover
Exploration and production
External sales	47,519	35,024
Inter-segment sales	173,115	133,691

	220,634	168,715
Refining
External sales	189,504	159,858
Inter-segment sales	1,015,855	805,704

	1,205,359	965,562
Marketing and distribution
External sales	1,335,569	1,032,900
Inter-segment sales	5,767	3,258

	1,341,336	1,036,158
Chemicals
External sales	368,658	285,596
Inter-segment sales	45,203	35,581

	413,861	321,177
Corporate and others
External sales	522,517	363,380
Inter-segment sales	610,585	432,415

	1,133,102	795,795
Elimination of inter-segment sales	(1,850,525)	(1,410,649)

Turnover	2,463,767	1,876,758

Other operating revenues
Exploration and production	21,204	18,430
Refining	6,713	6,015
Marketing and distribution	6,290	4,540
Chemicals	6,629	6,445
Corporate and others	1,080	994

Other operating revenues	41,916	36,424

Turnover and other operating revenues	2,505,683	1,913,182

	2011	2010
	RMB millions	RMB millions
Result
Operating profit/(loss)
By segment
- Exploration and production	71,631	47,149
- Refining	(35,780)	15,851
- Marketing and distribution	44,696	30,760
- Chemicals	26,732	15,011
- Corporate and others	(2,640)	(2,342)
- Elimination	891	(1,455)

Total segment operating profit	105,530	104,974

Share of profits less losses from associates and jointly controlled entities
- Exploration and production	248	158
- Refining	(421)	557
- Marketing and distribution	1,103	864
- Chemicals	2,560	3,211
- Corporate and others	662	600

Aggregate share of profits less losses from associates and jointly controlled entities	4,152	5,390

Investment income
- Exploration and production	—	21
- Refining	4	26
- Marketing and distribution	143	169
- Chemicals	17	20
- Corporate and others	4	37

Aggregate investment income	168	273

Net finance costs	(5,285)	(6,974)

Profit before taxation	104,565	103,663

	2011	2010
	RMB millions	RMB millions

Assets
Segment assets
- Exploration and production	329,968	305,413
- Refining	274,507	231,106
- Marketing and distribution	231,664	190,368
- Chemicals	143,215	126,357
- Corporate and others	77,489	60,897

Total segment assets	1,056,843	914,141

Interest in associates and jointly controlled entities	45,684	43,014
Investments	1,829	2,075
Deferred tax assets	12,706	15,232
Cash and cash equivalents and time deposits with financial institutions	25,197	18,140
Other unallocated assets	2,269	3,220

Total assets	1,144,528	995,822

Liabilities
Segment liabilities
- Exploration and production	86,538	65,067
- Refining	63,753	51,554
- Marketing and distribution	83,625	76,981
- Chemicals	30,459	33,836
- Corporate and others	111,680	75,832

Total segment liabilities	376,055	303,270

Short-term debts	68,224	17,019
Income tax payable	4,054	10,754
Long-term debts	116,894	136,465
Loans from Sinopec Group Company and fellow subsidiaries	49,712	56,419
Deferred tax liabilities	15,181	15,017
Other unallocated liabilities	7,064	5,842

Total liabilities	637,184	544,786

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2011	2010
	RMB millions	RMB millions

Capital expenditure
- Exploration and production	58,749	52,680
- Refining	25,767	20,015
- Marketing and distribution	28,517	26,168
- Chemicals	15,015	12,894
- Corporate and others	2,136	1,894

	130,184	113,651

Depreciation, depletion and amortisation
- Exploration and production	35,455	31,515
- Refining	11,519	11,355
- Marketing and distribution	7,202	6,489
- Chemicals	8,457	8,864
- Corporate and others	1,183	1,030

	63,816	59,253

Impairment losses on long-lived assets
- Exploration and production	2,153	3,250
- Refining	78	4,902
- Marketing and distribution	269	1,183
- Chemicals	308	5,121
- Corporate and others	1	21

	2,809	14,477

9.6	Changes in the scope of consolidation.

□applicable √ inapplicable

§10.	Repurchase, Sales and Redemption of Shares

Save for disclosed in this announcement, during the reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any securities of Sinopec Corp. or its subsidiaries.

§11.	Application of the Model Code

During this reporting period, none of the directors had breached the requirements set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Hong Kong Listing Rules.

§12.	Code on Corporate Governance Practice

Sinopec Corp. has complied with the code provisions of the Code on Corporate Governance Practice as set out in Appendix 14 to the Hong Kong Listing Rules.

§13.	Review of Financial Results

The financial results for the year ended 31 December 2011 have been reviewed with no disagreement by the Audit Committee of Sinopec Corp.

§14.
A detailed results announcement containing all the information required by Paragraphs 45 of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange in due course.

This announcement is published in both English and Chinese languages. The Chinese version shall prevail.

By order of the Board
Fu Chengyu
Chairman
Beijing, China, 23 March 2012

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+, Chen Xiaojin+, Ma Weihua+ and Wu Xiaogen+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code:0386)

PROPOSED AMENDMENTS
TO THE ARTICLES OF ASSOCIATION AND THE ELECTION
OF THE FIFTH SESSION DIRECTORS AND SUPERVISORS

Sinopec Corp. proposes to amend its Articles of Association in accordance with the business development of Sinopec Corp.. The amendments are based on the framework of its existing Articles of Association and take into account of the actual situation of Sinopec Corp.

The proposed amendments to the Articles of Association are subject to the approval of the Shareholders of Sinopec Corp. by way of special resolutions at the AGM for the year ended 31 December 2011.

The tenure of office of the Fourth Session of the board of directors and the board of supervisors of Sinopec Corp. will expire in May 2012. The elections of the candidates are subject to the Shareholders’ approval by way of ordinary resolutions at the AGM for the year ended 31 December 2011. Supervisors assumed by employee representative will be elected through a democratic way by the employees of Sinopec Corp.

A circular containing details of the proposed amendments to the Articles of Association, notice of the AGM and the reply slip will be despatched to the holders of H shares shortly.

Sinopec Corp. and its Board of Directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

1

1.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF SINOPEC CORP.

China Petroleum & Chemical Corporation (“Sinopec Corp.”) proposes to amend the articles of association of Sinopec Corp. (the “Articles of Association”) in accordance with the business development of Sinopec Corp. The amendments are based on the framework of its existing Articles and Association and take into account of the actual situation of Sinopec Corp.

2.	PROPOSED AMENDMENTS

1.	Articles of Association

The current Article 12:

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company’s scope of business includes: the exploration, exploitation, storage, pipeline transportation, land transportation, water transportation, sales of oil and natural gas; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for subsidiaries only); sales of lubricant, liquid gas, fuel oil, solvent naphtha and asphalt; the production, sales, storage land transportation and water transportation of ethylene, propylene, butadiene, naphtha, heavy oil, ethylene glycol, PTA, beta-lactam, dacron, nitrilon, rubber and other chemical raw materials and products; production of chemical fertilizer; production of electricity; operation of 24-hour stores; shaped packing foods, retailing of cigarettes, automobile decorations(for subsidiaries only), automobile cleaning; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; Self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

is hereby proposed to be amended as follows:

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

2

The Company's scope of business includes: the production, storage, pipeline transportation, land transportation, water transportation and sales of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.) , heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for subsidiaries only); the production, storage, transportation and sales of natural gas chemicals and coal chemicals; sales of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; production and sales of electricity, steam, water and industrial gases; operation of 24-hour stores; sales of books, newspapers, audio video products and electronic publications; media, advertisement and commission agent; sales of foods, beverage and cigarettes, automobile decorations(for subsidiaries only), automobile cleaning; operation of LPG station, sales of CNG,LNG,LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; E-commerce; Self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

The current Article 20:

The Company, with the approval of China Securities Regulatory Commission on 24

3

August 2000, issued to the overseas investors 16,780,488,000 H shares (out of these, 15,102,439,000 shares are new issue shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation) for the first time, and got listed in The Stock Exchange of Hong Kong Limited in October 2000; on 20 June 2001, with the approval of China Securities Regulatory Commission, the Company issued to the domestic investors 2,800,000,000 A shares for the first time and got listed at Shanghai Stock Exchange on 8 August 2001.

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 86,702,527,774 shares, out of these, 65,758,044,493 shares representing 75.84% of the total number of issued ordinary shares of the Company are held by the promoter, China Petrochemical Corporation; 4,163,995,281 shares representing 4.81% are held by domestic-listed domestic-invested shareholders; and 16,780,488,000 shares representing 19.35% are held by foreign-listed foreign-invested shareholders.

is hereby proposed to be amended as follows:

The Company, with the approval of China Securities Regulatory Commission on 24 August 2000, issued to the overseas investors 16,780,488,000 shares (out of these, 15,102,439,000 shares are new issue shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation) for the first time, and got listed in The Stock Exchange of Hong Kong Limited in October 2000;on 20 June 2001, with the approval of China Securities Regulatory Commission, the Company issued to the domestic investors 2,800,000,000 A shares for the first time and got listed at Shanghai Stock Exchange on 8 August 2001.

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 86,819,620,912 shares, out of these, 70,039,132,912 shares representing 80.67% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 16,780,488,000 shares representing 19.33% are held by the holders of foreign-listed foreign-invested H shares.

The current Article 23:

The registered capital of the Company is RMB 86,702,527,774.

is hereby proposed to be amended as follows:

The registered capital of the Company is RMB 86,819,620,912.

2.	Reasons for Amending the Articles of Association

The amendments made to the Article 12 reflect (i) the needs of business development; the following businesses are added in the business scope of the Articles of Association : non-oil business, operation of LPG station; operation of electrical vehicle charging station; E-commerce, process of natural gas and the production, storage, transportation and sales of coal chemicals; (ii) the amendments to the description of oil, gas, ethylene and propylene business and the adjustments to the management categories of heavy oil and other non-dangerous chemical products which have been made by the relative governments authority.

The amendments made to Article 20 and Article 23 update the shareholders structure of Sinopec Corp.

3.	ELECTION OF THE MEMBERS OF THE FIFTH SESSION OF SINOPEC CORP.'S BOARD AND THE BOARD OF SUPERVISORS

The tenure of office of the Fourth Session of the board of directors and the board of supervisors of Sinopec Corp. will expire in May 2012. The elections of the candidates are subject to the shareholders’ approval by way of ordinary resolutions at the annual general meeting of Sinopec Corp. for the year 2011 (“AGM”) (The employee representative supervisors will be democratically elected by the employees of Sinopec Corp).

4

The following persons have been nominated for election as directors of the Fifth Session of the Board:

Fu Chengyu	Non-Executive Director
Wang Tianpu	Executive Director
Zhang Yaocang	Non-executive Director
Zhang Jianhua	Executive Director
Wang Zhigang	Executive Director
Cai Xiyou	Executive Director
Cao Yaofeng	Non-executive Director
Li Chunguang	Non-executive Director
Dai Houliang	Executive Director
Liu Yun	Non-executive Director
Chen Xiaojin	Independent Non-executive Director
Ma Weihua	Independent Non-executive Director
Jiang Xiaoming	Independent Non-executive Director
Yan Yan	Independent Non-executive Director
Bao Guoming	Independent Non-executive Director

Details of the candidates of the Board of Directors of Sinopec Corp.:

Fu Chengyu*, aged 60, is a senior economist and obtained a master degree. In 1983, he successively served as Chairman of the Joint Management Committee of the joint venture projects established between China National Offshore Oil Corporation (CNOOC) and those foreign oil giants such as Amoco, Chevron, Texaco, Phillips, Shell and Agip, etc; from 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Nanhai East Corporation; in December 1995, he served as vice president of USA Phillips International Petroleum Company (Asia), and concurrently as General Manager of the West River Development Project; in April 1999, he was appointed as General Manager of China National Offshore Oil Nanhai East Corporation; in September 1999, he was appointed as Executive Director, Executive Vice President and Chief Operating Officer of CNOOC Limited; in October 2000, he was appointed as Deputy General Manager of CNOOC; in December 2000, he concurrently served as President of CNOOC Limited; in August 2002, he served as Chairman and CEO of China Oilfield Services Co., Ltd. as a subsidiary of CNOOC; in October 2003, he served as General Manager of CNOOC, and concurrently as Chairman and CEO of CNOOC Limited; on September 16, 2010, Mr. Fu resigned the post of CEO of CNOOC Limited and continued to serve as Chairman; in April 2011, he served as Chairman and Secretary of Communist Party of China (CPC) Leading Group of China Petrochemical Corporation; on May 13, 2011, he was appointed as Chairman of the Board of Directors of Sinopec Corp.

Wang Tianpu#, aged 49, is a professor level senior engineer and obtained a PhD Degree. In March 1999, he was appointed as Vice President of Qilu Petrochemical Company,

5

China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Qilu Branch Company; in September 2000, he was appointed as President of Sinopec Qilu Branch Company; in August 2001, he was appointed as Vice President of Sinopec Corp.; in April 2003, he was appointed as Senior Vice President of Sinopec Corp.; in March 2005, he was appointed as President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as President of Sinopec Corp.; in May 2009, he was elected as Vice Chairman of Board of Directors and President of Sinopec Corp. in August 2011, he was elected as Board Director and President of China Petrochemical Corporation.

Zhang Yaocang*, aged 58, is a professor level senior engineer and obtained a graduate degree of Graduate School. In November 1990, he was appointed as Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resource (MGMR); in February 1994, he was appointed as Secretary of CPC Committee and Deputy Director General of Bureau of Petroleum Geology and Marine Geology, MGMR; in June 1997, he was appointed as Deputy Secretary of CPC Leading Group and Executive Vice President of Sinopec Star Petroleum Co., Ltd.; in April 2000, he was appointed as Assistant to President of China Petrochemical Corporation and concurrently as President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was appointed concurrently as Secretary of CPC Committee of Sinopec Star Petroleum Co., Ltd.; in July 2001, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Vice Chairman of the Board of Directors of Sinopec Corp.

Zhang Jianhua#, aged 47, is a professor level senior engineer and obtained a PhD degree. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Branch Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Branch Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; and in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Wang Zhigang#, aged 54, is a professor level senior engineer and obtained a PhD Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed as Director General of Oilfield Exploration and Development Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

6

Cai Xiyou#, aged 50, is a professor level senior economist and obtained a master degree. In June 1995, he was appointed as Vice President of Jingzhou Petrochemical Corporation of the former China Petrochemical Corporation; in May 1996, he was appointed as Vice President of Dalian Western Pacific Petrochemical Co., Ltd.; in December 1998, he was appointed as Vice President of Sinopec Sales Company; in June 2001, he was appointed as Executive Vice President of Sinopec Sales Company; in December 2001, he served as Board Director and President of China International United Petroleum & Chemicals Co., Ltd. (UNIPEC); in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Cao Yaofeng*, aged 58, is a professor level senior engineer and obtained a master degree. In April 1997, he was appointed as Deputy Director General of Shengli Petroleum Administration Bureau; in May 2000, he served as concurrently as Vice Chairman of Board of Directors of Sinopec Shengli Oilfield Co., Ltd.; in December 2001, he served as Board Director and President of Sinopec Shengli Oilfield Co., Ltd.; in December 2002, he served as Director Genaral of Shengli Petroleum Administration Bureau of China Petrochemical Corporation and Chairman of the Board of Directors of Shengli Oilfield Company Limited; from April 2003 to May 2006, he served as Employee Representative Board Director of Sinopec Corp.; in October 2004, he was appointed as Assistant to President of China Petrochemical Corporation; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.

Li Chunguang*, aged 56, is a professor level senior engineer and obtained a university diploma. In August 1991, he was appointed as Deputy General Manager of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Deputy General Manager of Sinopec Sales Company; in June 2001, he was appointed as General Manager of Sinopec Sales Company; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of the Board of Directors and General Manager of Sinopec Sales Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.

Dai Houliang#, aged 48, is a professor level senior engineer and obtained a PhD Degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Yangzi Petrochemical Corporation; in December 2004, he served as concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of

7

Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; and in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Liu Yun*, aged 55, is a professor level senior accountant and obtained a master degree. In December 1998, he was appointed as Deputy Director General of Financial Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Financial Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Financial Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation; and in May 2009, he was elected as Board Director of Sinopec Corp.

Chen Xiaojin+, aged 67, is a senior engineer (research fellow level) and obtained a university diploma. In December 1982, he was appointed as President of Tianjin Ship Industry Corporation; in January 1985, he was appointed successively as Vice President and President of CNOOC Platform Corporation; in February 1987, he was appointed successively as Director General of Operation Department, Director General of Foreign Affairs Bureau, Director General of International Affairs Department in China State Shipbuilding Corporation and Deputy President of China Shipbuilding Trading Co., Ltd.; in December 1988, he was appointed as Vice President of China State Shipbuilding Corporation; in January 1989, he was appointed concurrently as President of China Shipbuilding Trading Co., Ltd.; in October 1996, he was elected concurrently as Chairman of Board of Directors of China Shipbuilding Trading Co., Ltd.; from June 1999 to July 2008, he served as President and Secretary of CPC Leading Group of China State Shipbuilding Corporation; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Ma Weihua+, aged 63, is a senior economist and obtained a PhD Degree. In May 1988, he was appointed as the Deputy Director of the General Affairs Office of the People’s Bank of China (“PBOC”); in March 1990, he was appointed as the Deputy Director of Fund Planning Department of PBOC; in October 1992, he was appointed as the branch President and Secretary of the CPC Leading Group of the Hainan Branch of PBOC; in January 1999, he was appointed as the Director, Governor and Secretary of the CPC Leading Group of China Merchants Bank; and in May 2010, he was elected as Independent Non-executive Director of Sinopec Corp.

Jiang Xiaoming+, aged 58, obtained a PhD degree in Economics. He is currently a member of the National Committee of the Chinese People’s Political Consultative Conference, Director of China Foundation for Disabled Persons and a member of the United Nations Investments Committee, Chairman of Cyber City International Limited, an Independent Non-executive Director of Cosco International Holdings Limited and SPG Land (Holdings) Limited and Director of Leighton Aisa. Mr. Jiang is a senior associate at the Judge Business School of Cambridge University of England and also a trustee of Cambridge China Development Trust. From 1992 to 1998, Mr. Jiang was the deputy chief of United Nations Joint Staff Pension Fund Investment Management Service;

8

from 1999 to 2003, Mr. Jiang served as Chairman of the Board of Directors of Frasers Property (China) Limited. He previously served as Director of Zi Corporation, an advisory board member of Capital International Inc. of United States, Rothschild Investment Bank of England and an Independent Non-executive Director of China Oilfield Services Limited.

Yan Yan+, aged 54, is the founding managing partner of SAIF Partners and obtained a master degree. Currently, Mr. Yan is also an Independent Non-executive Director of China Resources Land Limited and Fosun International Limited, Non-executive Director of Digital China Holdings Limited, and China Huiyuan Juice Group Limited, eSun Holdings Limited, MOBI Development Co., Ltd. and NVC Lighting Holding Limited. He is also Independent Executive Director of Giant Interactive Group Inc., Director of Acorn International Inc., ATA Inc. and Shenzhen Eternal Asia Supply Chain Management Ltd. From 1990 to 1993, he successively served as a Research Fellow at the headquarter of The World Bank and at the Hudson Institute (a famous U.S. think tank) in Washington, D.C. During 1993 and 1994, He has held the position of Director for Strategic Planning & Business Development of Asia Pacific areas at Sprint International Corporation. From 1994 to 2001, he served as Director, General Manager and Head of Hong Kong Office of AIG Asian Infrastructure Funds.

Bao Guoming+, aged 61, is a professor, Certified Internal Auditor and Chinese Certified Public Accountant with a master degree. From December 1992, she was an associate professor in Accounting Department of International Business School of Nankai University. Ms. Bao became a professor and Deputy Head of Accounting Department of International Business School of Nankai University in December 1995 and November 1997 respectively. Ms. Bao served as Deputy Director General of Cadre Training Center of the National Audit Office from April 1999 and Director General of Cadre Training Center of the National Audit Office from February 2003. She became Director-General of Non-profit Government Agencies Audit Department of the National Audit Office in July 2004. From February 2010, she served as director-general level auditor in Legal Affairs Department of the National Audit Office. In July 2010, she becomes vice president and concurrently secretary-general of China Institute of Internal audit. She is an expert entitled to Special Allowance granted by the State Council.

Notes:	# candidates for Executive Directors.
* candidates for Non-Executive Directors.
+ candidates for Independent Non-Executive Directors.

Each of the candidates listed above, once elected at the AGM, will enter into a service contract with Sinopec Corp.. Pursuant to the provisions in the relevant service contracts, the term of each of the director shall start from the date when his appointment is approved by the AGM to the date when the term of the Fifth Session of the Board expires, and the remuneration for the services provided by executive directors under their service contracts will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remuneration will consist of a base

9

salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also performance of Sinopec Corp. as a whole. The emolument for services provided by independent non-executive director under the service contract is RMB300,000 per year (before tax). The non-executive directors will not receive remunerations from Sinopec Corp.. Sinopec Corp. will disclose in its annual report the remuneration obtained by the related directors of Sinopec Corp. during the relevant reporting period.

Other than disclosed above, none of the above 15 candidates has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp.. As at the date of this notice, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, or Stock Exchange or any other government authority.

Other than those disclosed herein, there are no other matters in relation to the above candidates which should be disclosed to the shareholders of Sinopec Corp. or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rule”).

The following persons have been nominated for election as members of the Fifth Session of the Board of Supervisors:

Xu Bin	External supervisor
Geng Limin	External Supervisor
Li Xinjian	External Supervisor
Zou Huiping	Internal Supervisor
Kang Mingde	Independent Supervisor

The candidates for employee representative supervisors:

Zhou Shiliang
Chen Mingzheng
Jiang zhenying
Yu Renming

The supervisors assumed by non-employee representative supervisors will be elected at the AGM. The employee representative supervisors will be democratically elected by the employees of Sinopec Corp.

10

Details of the candidates of the supervisors assumed by non-employee representative

Xu Bin*, aged 55, obtained a university diploma. In June 1999, he was appointed as Deputy Director General of the Sixth Supervisory Discipline Inspection Division, Central Commission for Discipline Inspection of the CPC; In April 2000, he was appointed as Deputy Director General of the Third Supervisory Discipline Inspection Division, Central Commission for Discipline Inspection of the CPC; in November 2004, he was appointed as a bureau-level Inspector, Supervisor and also continues to be Deputy Director General of the Third Supervisory Discipline Inspection Division, Central Commission for Discipline Inspection of the CPC. From November 2006, he served as Director General of Complaints and Appeal Division, Central Commission for Discipline Inspection of the CPC. In May 2011, he become member of CPC Leading Group and Leader of Discipline Inspection Group of China Petroleum Corporation.

Geng Limin*, aged 57, is a senior administration engineer and obtained a college diploma. In February 2000, he was appointed as Deputy Director General of Supervision Department of Sinopec Corp. and Deputy Director General of Supervision Bureau of China Petrochemical Corporation; in January 2007, he was appointed as Deputy Secretary of CPC Committee, Secretary of Discipline Inspection Committee as well as Trade Union Chairman of Sinopec Chemical Products Sales Company; in August 2008, he was appointed as Director General of Supervision Department of Sinopec Corp. and Vice Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation and Director General of Supervision Bureau of China Petrochemical Corporation; and in May 2009, he was elected as Supervisor of Sinopec Corp.

Li Xinjian*, aged 58, is a senior administration engineer with a university diploma. In February 2001, he served as Director General of the team responsible for the ideological and ethical progress under the General Office of the CPC Central Committee and also assistant Inspector. From June 2004, he served as deputy secretary to CPC Leading Group of the General Office of the CPC Central Committee and concurrently as Director General of the team responsible for the ideological and ethical progress of the General Office of the CPC Central Committee. From January 2006, he was appointed concurrently as Deputy Director General of Human Resources Bureau of the General Office of the CPC Central Committee. From March 2008, He served as Deputy Director General of the General Office of China Petrochemical Corporation.

Zou Huiping#, aged 51, is a professor level senior accountant and obtained a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp.; and in May 2006, he was elected as Supervisor of Sinopec Corp.

11

Kang Mingde+, aged 61, obtained a college diploma. From January 1992, he started to work in the Sixth Supervisory Discipline Inspection Division of Ministry of Supervision, Central Commission for Discipline Inspection of the CPC, successively acted as deputy director-general staff, Deputy Director General, Director General, Discipline Inspector of vice-bureau level and specialised Supervisor; he was appointed as Discipline Inspector of vice-bureau level and specialised Supervisor of the First Supervisory Discipline Inspection Division of Ministry of Supervision, Central Commission for Discipline Inspection of the CPC in January 2005; from November 2010 to July 2011, he served as Discipline inspector of bureau level and specialised Supervisor of the First Supervisory Discipline Inspection Division of Ministry of Supervision, Central Commission for Discipline Inspection of the CPC.

#	candidates for internal supervisor
*	candidates for external supervisor
+	candidates for independent supervisor

Details of Supervisors Assumed by the Employees Representatives

Zhou Shiliang, aged 54, is a professor level senior engineer and obtained a master degree. In February 2000, he was appointed as Deputy Director General of Yunnan-Guizhou-Guangxi Petroleum Exploration Bureau; in September 2000, he was appointed as President of Sinopec Yunnan-Guizhou-Guangxi Oilfield Company; in April 2002, he was appointed as Secretary of CPC Committee and Vice President in Sinopec South Exploration & Development Company; in April 2006, he was appointed as Secretary of CPC Committee and Deputy Director General in Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of Sinopec Personnel Department of Sinopec Corp.;and in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Chen Mingzheng, aged 54, is a senior engineer and a graduate from Postgraduate School. In November 2000, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Star Petroleum Co. Ltd.; in June 2003, he was appointed as Deputy Director General of North China Petroleum Bureau under China Petrochemical Corporation; in October 2004, he was appointed as Secretary of CPC Committee in North China Petroleum Bureau under China Petrochemical Corporation; in March 2008, he was appointed as Vice President of Sinopec Northwest Oilfield Company; in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Jiang Zhenying, aged 47, is a professor level senior economist and obtained a Doctor Degree. In December 1998, he was appointed as the Deputy General Manager of China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director General of Sinopec Supplies & Equipment Department; in December 2001, he was appointed as the Director General of Sinopec Supplies & Equipment Department and later concurrently held the positions of Chairman, General Manger and Secretary of CPC Committee of China Petrochemical International Co., Ltd. in November 2005; in March 2006, he was appointed as the Director General (General Manager), Executive Director and Secretary of the CPC Committee of Sinopec Supplies

12

& Equipment Department (China Petrochemical International Co., Ltd.); and he was appointed as the Director General (General Manager), Executive Director and Deputy Secretary of the CPC committee of Sinopec Supplies & Equipment Department (China Petrochemical International Co., Ltd.) in April 2010; and in December 2010, he was elected as the Employee Representative Supervisor of Sinopec Corp.

Yu Renming, aged 48, is a professor level senior engineer and obtained a University Degree. In June 2000, he was appointed as the Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the board Director and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the Deputy Manager of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the Manager and the Vice Secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, appointed as the Director General of Sinopec Production Management Department; and in December 2010, he was elected as Employee Representative Supervisor of Sinopec Corp.

Each of the above candidates of the supervisors assumed by the non-employee representatives, once approved by the AGM, will enter into a service contract with Sinopec Corp.. The above candidates of the supervisors assumed by the employees representatives has been elected upon the employee democratic election of Sinopec Corp., will assume their offices at the same time when the supervisors assumed by the non-employee representatives of the Fifth Session of the Supervisory Committee assume their offices, and, once approved by the AGM, will enter into service contracts with Sinopec Corp.. Pursuant to the provisions in the relevant service contracts, the term of each of the Supervisors shall start from the date on which his appointment is approved by the AGM to the date when the term of the Fifth Session of the Supervisors expires, and the remuneration for the services provided by the internal supervisors and supervisors assumed by the employee representatives will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the relevant employee and performance of Sinopec Corp. as a whole. The supervisor ’s fee for services provided by independent supervisors under their services contract is RMB300,000 per year (before tax). The external supervisors will not receive remunerations from Sinopec Corp. Sinopec Corp. will disclose in its annual report the remuneration obtained by supervisors of Sinopec Corp. during the reporting period in question.

Other than disclosed above, none of the above 9 candidates has served as directors of other listed companies and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp.. As at the date of this notice, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance.

13

None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, or Stock Exchange or any other government authority.

Other than those disclosed herein, there are no other matters in relation to the above candidates which should be disclosed to the shareholders of Sinopec Corp., or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rule.

4.	GENERAL

A circular containing details of the proposed amendments to the Articles of Association will be despatched to the holders of H shares shortly.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 23 March 2012

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+, Chen Xiaojin+, Ma Weihua+ and Wu Xiaogen+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

14

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2011

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Annual General Meeting”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) for the year 2011 will be held at Crowne Plaza Beijing Parkview Wuzhou Hotel, 8 Beichen East Road, Chaoyang District, Beijing, PRC on Friday, 11 May 2012 at 9:00 a.m. for the following purposes:

By way of ordinary resolutions:

1.	To consider and approve the Report of the Fourth Session of the Board of Directors of Sinopec Corp. (including the report of the Board of Directors of Sinopec Corp. for the year 2011).

2.	To consider and approve the Report of the Fourth Session of the Board of Supervisors of Sinopec Corp. (including the report of the Board of Supervisors of Sinopec Corp. for the year 2011).

3.	To consider and approve the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2011.

4.	To consider and approve the plan for allocating any surplus common reserve funds at the amount of RMB 30 billion from the after-tax profits.

5.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2011.

6.	To authorise the Board of Directors of Sinopec Corp. (the “Board”) to determine the interim profit distribution plan of Sinopec Corp. for the year 2012.

7.	To consider and approve the re-appointment of KPMG Huazhen and KPMG as

1

the domestic and overseas auditors of Sinopec Corp. for the year 2012, respectively, and to authorise the Board to determine their remunerations.

8.
To elect the directors of the Fifth Session of the Board (including independent non-executive directors). The election of the members of the Board will be conducted by way of cumulative voting. The relevant details of the candidates are set out in the appendix to this notice.

9.
To elect the supervisors assumed by non-employee representatives of the Fifth Session of the Board of Supervisors of Sinopec Corp. The relevant details of the candidates for the supervisors assumed by non-employee representatives of the Fifth Session of the Board of Supervisors are set out in the appendix to this notice.

10.
To consider and approve service contracts between Sinopec Corp. and directors of the Fifth Session of the Board (including emoluments provisions), and service contracts between Sinopec Corp. and supervisors of the Fifth Session of the Board of Supervisors (including emoluments provisions).

11.
To authorise the secretary to the Board to, on behalf of Sinopec Corp., deal with all procedural requirements in relation to the election and re-election of directors and supervisors of Sinopec Corp. such as applications, approval, registrations and filings.

By way of special resolutions:

12.	To approve the proposed amendments to the articles of association of Sinopec Corp.

13.
To authorise the secretary to the Board to, on behalf of Sinopec Corp., deal with all procedural requirements such as applications, approvals, registrations and filings in relation to the proposed amendments to the articles of association (including cosmetic amendments as requested by the regulatory authorities).

14.	To authorise the Board to determine the proposed plan for the issuance of debt financing instrument(s):

It is proposed to the shareholders at the Annual General Meeting to generally and unconditionally authorize the Board (or the directors authorised by the Board), within the maximum balance of the issuable bonds, to determine the terms and conditions and all other matters in relation to the issuance of the debt financing instrument(s) such as domestic short-term financial instruments, mid-term financial notes, corporate bonds, overseas U.S. bonds in accordance with the needs of production, operation and capital expenditure as well as the market conditions, including without limitation to, subject to the aforementioned limits, the determination of the actual value, interest rate, term, targeted group and use of proceeds of the bond(s), as well as the production, execution and disclosure of all necessary documents thereof.

2

This Proposal will expire at the conclusion of the next annual general meeting of Sinopec Corp..

15.	To grant to the Board a general mandate to issue new domestic shares and/or overseas listed foreign shares:

In order to ensure flexibility and grant discretion to the Board in relation to issuance of new shares, the Board proposes to obtain a general mandate from the shareholders within the Relevant Period with regard to issuing new domestic shares and/or overseas listed foreign shares (the “General Mandate”). Under the General Mandate, within the Relevant Period, the Board (or the directors authorised by the Board) shall be authorised to separately or concurrently allot, issue and deal with not more than 20% of each of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp. in issue at the time when this resolution is passed at the Annual General Meeting. However, notwithstanding the General Mandate granted, any issue of domestic shares needs shareholders’ approval at shareholders’ meeting in accordance with the relevant domestic laws and regulations.

It is resolved as follows:

“(1)
Subject to paragraphs (3) and (4) and pursuant to the Company Law (the “Company Law”) of the People’s Republic of China (“PRC”) and the relevant regulatory stipulations of the places where the shares of Sinopec Corp. are listed (as amended from time to time), the Board (or the directors authorised by the Board) be and is hereby granted an unconditional General Mandate to exercise all the powers of Sinopec Corp. within the Relevant Period to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares, and to determine the terms and conditions for allotting, issuing and dealing with such new shares including but not limited to the following terms:

(a)	class and number of new shares to be issued;

(b)	pricing mechanism and/or issue price of the new shares to be issued (including price range);

(c)	the starting and closing dates of such issue;

(d)	the class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of proposals, agreements and options which may involve the exercise of the powers mentioned above.

(2)
The approval in paragraph (1) shall authorise the Board (or the directors authorised by the Board), within the Relevant Period, to make or grant any proposals, agreements and options which would or might require the exercise,

3

after the expiry of the Relevant Period of the General Mandate, of the power mentioned above.

(3)
The number of new domestic shares or new overseas listed foreign shares conditionally or unconditionally separately or concurrently allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) within the Relevant Period pursuant to the approval in paragraph (1), (otherwise than pursuant to issue of shares by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the articles of association of Sinopec Corp.), shall not exceed 20% of each class of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp. in issue at the time when this resolution is passed at the Annual General Meeting.

(4)
In exercising the powers granted in paragraph (1), the Board (or the directors authorized by the Board) must a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Sinopec Corp. are listed; and b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

”Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(i)	the expiration of 12-month period following the passing of this resolution;

(ii)	the conclusion of the next annual general meeting of Sinopec Corp.; and

(iii)	the date on which the General Mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Sinopec Corp. in a general meeting.

(6)
The Board (or the directors authorised by the Board), subject to the approval of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Sinopec Corp. are listed and the articles of association of Sinopec Corp., be and is hereby authorised to increase the registered capital of Sinopec Corp. in accordance with the exercise of the powers pursuant to paragraph (1) above.

(7)
The Board (or the directors authorised by the Board) be and is hereby authorized to sign any necessary documents, complete any necessary formalities and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided

4

the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Sinopec Corp. are listed and the articles of association of Sinopec Corp.

(8)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) be and is hereby authorized to make appropriate and necessary amendments to the articles of association of Sinopec Corp. after completion of the allotment and issue of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this General Mandate.

Details of the resolutions proposed at the AGM are available on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk), as well as being included in the circular to be dispatched separately to the holders of H shares of Sinopec Corp..

By Order of the Board China Petroleum & Chemical CorporationChen Ge Secretary to the Board of Directors

Beijing, the PRC, 23 March 2012

Appendix:

Details of the candidates of the Board of Directors of Sinopec Corp.

Fu Chengyu*, aged 60, is a senior economist and obtained a master degree. In 1983, he successively served as Chairman of the Joint Management Committee of the joint venture projects established between China National Offshore Oil Corporation (CNOOC) and those foreign oil giants such as Amoco, Chevron, Texaco, Phillips, Shell and Agip, etc; from 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Nanhai East Corporation; in December 1995, he served as vice president of USA Phillips International Petroleum Company (Asia), and concurrently as General Manager of the West River Development Project; in April 1999, he was appointed as General Manager of China National Offshore Oil Nanhai East Corporation; in September 1999, he was appointed as Executive Director, Executive Vice President and Chief Operating Officer of CNOOC Limited; in October 2000, he was appointed as Deputy General Manager of CNOOC; in December 2000, he concurrently served as President of CNOOC Limited; in August 2002, he served as Chairman and CEO of China Oilfield Services Co., Ltd. as a subsidiary of CNOOC; in October 2003, he served as General Manager of CNOOC, and

5

concurrently as Chairman and CEO of CNOOC Limited; on September 16, 2010, Mr. Fu resigned the post of CEO of CNOOC Limited and continued to serve as Chairman; in April 2011, he served as Chairman and Secretary of Communist Party of China (CPC) Leading Group of China Petrochemical Corporation; on May 13, 2011, he was appointed as Chairman of the Board of Directors of Sinopec Corp.

Wang Tianpu#, aged 49, is a professor level senior engineer and obtained a PhD Degree. In March 1999, he was appointed as Vice President of Qilu Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Qilu Branch Company; in September 2000, he was appointed as President of Sinopec Qilu Branch Company; in August 2001, he was appointed as Vice President of Sinopec Corp.; in April 2003, he was appointed as Senior Vice President of Sinopec Corp.; in March 2005, he was appointed as President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as President of Sinopec Corp.; in May 2009, he was elected as Vice Chairman of Board of Directors and President of Sinopec Corp. in August 2011, he was elected as board director and president of China Petrochemical Corporation.

Zhang Yaocang*, aged 58, is a professor level senior engineer and obtained a graduate degree of Graduate School. In November 1990, he was appointed as Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resource (MGMR); in February 1994, he was appointed as Secretary of CPC Committee and Deputy Director General of Bureau of Petroleum Geology and Marine Geology, MGMR; in June 1997, he was appointed as Deputy Secretary of CPC Leading Group and Executive Vice President of Sinopec Star Petroleum Co., Ltd.; in April 2000, he was appointed as Assistant to President of China Petrochemical Corporation and concurrently as President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was appointed concurrently as Secretary of CPC Committee of Sinopec Star Petroleum Co., Ltd.; in July 2001, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Vice Chairman of the Board of Directors of Sinopec Corp.

Zhang Jianhua#, aged 47, is a professor level senior engineer and obtained a PhD degree. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Branch Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Branch Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; and in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Wang Zhigang#, aged 54, is a professor level senior engineer and obtained a PhD Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co.,

6

Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed as Director General of Oilfield Exploration and Development Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Cai Xiyou#, aged 50, is a professor level senior economist and obtained a master degree. In June 1995, he was appointed as Vice President of Jingzhou Petrochemical Corporation of the former China Petrochemical Corporation; in May 1996, he was appointed as Vice President of Dalian Western Pacific Petrochemical Co., Ltd.; in December 1998, he was appointed as Vice President of Sinopec Sales Company; in June 2001, he was appointed as Executive Vice President of Sinopec Sales Company; in December 2001, he served as Board Director and President of China International United Petroleum & Chemicals Co., Ltd. (UNIPEC); in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Cao Yaofeng*, aged 58, is a professor level senior engineer and obtained a master degree. In April 1997, he was appointed as Deputy Director General of Shengli Petroleum Administration Bureau; in May 2000, he served as concurrently as Vice Chairman of Board of Directors of Sinopec Shengli Oilfield Co., Ltd.; in December 2001, he served as Board Director and President of Sinopec Shengli Oilfield Co., Ltd.; in December 2002, he served as Director Genaral of Shengli Petroleum Administration Bureau of China Petrochemical Corporation and Chairman of the Board of Directors of Shengli Oilfield Company Limited; from April 2003 to May 2006, he served as Employee Representative Board Director of Sinopec Corp.; in October 2004, he was appointed as Assistant to President of China Petrochemical Corporation; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.

Li Chunguang*, aged 56, is a professor level senior engineer and obtained a university diploma. In August 1991, he was appointed as Deputy General Manager of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Deputy General Manager of Sinopec Sales Company; in June 2001, he was appointed as General Manager of Sinopec Sales Company; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of the Board of Directors and General Manager of Sinopec Sales Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.

Dai Houliang#, aged 48, is a professor level senior engineer and obtained a PhD Degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical

7

Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Yangzi Petrochemical Corporation; in December 2004, he served as concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; and in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Liu Yun*, aged 55, is a professor level senior accountant and obtained a master degree. In December 1998, he was appointed as Deputy Director General of Financial Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Financial Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Financial Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation; and in May 2009, he was elected as Board Director of Sinopec Corp.

Chen Xiaojin+, aged 67, is a senior engineer (research fellow level) and obtained a university diploma. In December 1982, he was appointed as President of Tianjin Ship Industry Corporation; in January 1985, he was appointed successively as Vice President and President of CNOOC Platform Corporation; in February 1987, he was appointed successively as Director General of Operation Department, Director General of Foreign Affairs Bureau, Director General of International Affairs Department in China State Shipbuilding Corporation and Deputy President of China Shipbuilding Trading Co., Ltd.; in December 1988, he was appointed as Vice President of China State Shipbuilding Corporation; in January 1989, he was appointed concurrently as President of China Shipbuilding Trading Co., Ltd.; in October 1996, he was elected as concurrently as Chairman of Board of Directors of China Shipbuilding Trading Co., Ltd.; from June 1999 to July 2008, he served as President and Secretary of CPC Leading Group of China State Shipbuilding Corporation; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Ma Weihua+, aged 63, is a senior economist and obtained a PhD Degree. In May 1988, he was appointed as the Deputy Director of the General Affairs Office of the People’s Bank of China (“PBOC”); in March 1990, he was appointed as the Deputy Director of Fund Planning Department of PBOC; in October 1992, he was appointed as the branch President and Secretary of the CPC Leading Group of the Hainan Branch of PBOC; in January 1999, he was appointed as the Director, Governor and Secretary of the CPC Leading Group of China Merchants Bank; and in May 2010, he was elected as Independent Non-executive Director of Sinopec Corp.

Jiang Xiaoming+, aged 58, obtained a PhD degree in Economics. He is currently a

8

member of the National Committee of the Chinese People’s Political Consultative Conference, Director of China Foundation for Disabled Persons and a member of the United Nations Investments Committee, Chairman of Cyber City International Limited, an Independent Non-executive Director of Cosco International Holdings Limited and SPG Land (Holdings) Limited and Director of Leighton Aisa. Mr. Jiang is a senior associate at the Judge Business School of Cambridge University of England and also a trustee of Cambridge China Development Trust. From 1992 to 1998, Mr. Jiang was the deputy chief of United Nations Joint Staff Pension Fund Investment Management Service; from 1999 to 2003, Mr. Jiang served as Chairman of the Board of Directors of Frasers Property (China) Limited. He previously served as Director of Zi Corporation, an advisory board member of Capital International Inc. of United States, Rothschild Investment Bank of England and an Independent Non-executive Director of China Oilfield Services Limited.

Yan Yan+, aged 54, is the founding managing partner of SAIF Partners and obtained a master degree. Currently, Mr. Yan is also an Independent Non-executive Director of China Resources Land Limited and Fosun International Limited, Non-executive Director of Digital China Holdings Limited, and China Huiyuan Juice Group Limited, eSun Holdings Limited, MOBI Development Co., Ltd. and NVC Lighting Holding Limited. He is also Independent Executive Director of Giant Interactive Group Inc., Director of Acorn International Inc., ATA Inc. and Shenzhen Eternal Asia Supply Chain Management Ltd. From 1990 to 1993, he successively served as a Research Fellow at the headquarter of The World Bank and at the Hudson Institute (a famous U.S. think tank) in Washington, D.C. During 1993 and 1994, He has held the position of Director for Strategic Planning & Business Development of Asia Pacific areas at Sprint International Corporation. From 1994 to 2001, he served as Director, General Manager and Head of Hong Kong Office of AIG Asian Infrastructure Funds.

Bao Guoming+, aged 61, is a professor, Certified Internal Auditor and Chinese Certified Public Accountant with a master degree. From December 1992, she was an associate professor in Accounting Department of International Business School of Nankai University. Ms. Bao became a professor and Deputy Head of Accounting Department of International Business School of Nankai University in December 1995 and November 1997 respectively. Ms. Bao served as Deputy Director General of Cadre Training Center of the National Audit Office from April 1999 and Director General of Cadre Training Center of the National Audit Office from February 2003. She became Director General of Non-profit Government Agencies Audit Department of the National Audit Office in July 2004. From February 2010, she served as director-general level auditor in Legal Affairs Department of the National Audit Office. In July 2010, she becomes vice president and concurrently secretary-general of China Institute of Internal audit. She is an expert entitled to Special Allowance granted by the State Council.

Notes:	#	candidates for Executive Directors.
	*	candidates for Non-Executive Directors.
	+	candidates for Independent Non-Executive Directors.

9

Each of the candidates listed above, once elected at the Annual General Meeting, will enter into a service contract with Sinopec Corp.. Pursuant to the provisions in the relevant service contracts, the term of each of the director shall start from the date when his appointment is approved by the Annual General Meeting to the date when the term of the Fifth Session of the Board expires, and the remuneration for the services provided by executive directors under their service contracts will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also performance of Sinopec Corp. as a whole. The emolument for services provided by independent non-executive director under the service contract is RMB300,000 per year (before tax). The non-executive directors will not receive remunerations from Sinopec Corp.. Sinopec Corp. will disclose in its annual report the remuneration obtained by the related directors of Sinopec Corp. during the relevant reporting period.

Other than disclosed above, none of the above 15 candidates has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp.. As at the date of this notice, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, or Stock Exchange or any other government authority.

Other than those disclosed herein, there are no other matters in relation to the above candidates which should be disclosed to the shareholders of Sinopec Corp. or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rule”).

Details of the candidates of the supervisors assumed by non-employee representatives

Xu Bin*, aged 55, obtained a university diploma. In June 1999, he was appointed as Deputy Director General of the Sixth Supervisory Discipline Inspection Division, Central Commission for Discipline Inspection of the CPC; In April 2000, he was appointed as Deputy Director General of the Third Supervisory Discipline Inspection Division, Central Commission for Discipline Inspection of the CPC; in November 2004, he was appointed as a bureau-level Inspector, Supervisor and also continues to be Deputy Director General of the Third Supervisory Discipline Inspection Division, Central Commission for Discipline Inspection of the CPC. From November 2006, he served as Director General of Complaints and Appeal Division, Central Commission for Discipline Inspection of the CPC. In May 2011, he become member of CPC Leading Group and Leader of Discipline

10

Inspection Group of China Petroleum Corporation.

Geng Limin*, aged 57, is a senior administration engineer and obtained a college diploma. In February 2000, he was appointed as Deputy Director General of Supervision Department of Sinopec Corp. and Deputy Director General of Supervision Bureau of China Petrochemical Corporation; in January 2007, he was appointed as Deputy Secretary of CPC Committee, Secretary of Discipline Inspection Committee as well as Trade Union Chairman of Sinopec Chemical Products Sales Company; in August 2008, he was appointed as Director General of Supervision Department of Sinopec Corp. and Vice Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation and Director General of Supervision Bureau of China Petrochemical Corporation; and in May 2009, he was elected as Supervisor of Sinopec Corp.

Li Xinjian*, aged 58, is a senior administration engineer with a university diploma. In February 2001, he served as Director General of the team responsible for the ideological and ethical progress under the General Office of the CPC Central Committee and also assistant Inspector. From June 2004, he served as deputy secretary to CPC Leading Group of the General Office of the CPC Central Committee and concurrently as Director General of the team responsible for the ideological and ethical progress of the General Office of the CPC Central Committee. From January 2006, he was appointed concurrently as Deputy Director General of Human Resources Bureau of the General Office of the CPC Central Committee. From March 2008, He served as Deputy Director General of the General Office of China Petrochemical Corporation.

Zou Huiping#, aged 51, is a professor level senior accountant and obtained a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp.; and in May 2006, he was elected as Supervisor of Sinopec Corp.

Kang Mingde+, aged 61, obtained a college diploma. From January 1992, he started to work in the Sixth Supervisory Discipline Inspection Division of Ministry of Supervision, Central Commission for Discipline Inspection of the CPC, successively acted as deputy director-general staff, Deputy Director General, Director General, Discipline Inspector of vice-bureau level and specialised Supervisor; he was appointed as Discipline Inspector of vice-bureau level and specialised Supervisor of the First Supervisory Discipline Inspection Division of Ministry of Supervision, Central Commission for Discipline Inspection of the CPC in January 2005; from November 2010 to July 2011, he served as Discipline inspector of bureau level and specialised Supervisor of the First Supervisory Discipline Inspection Division of Ministry of Supervision, Central Commission for

11

Discipline Inspection of the CPC.

#           candidates for internal supervisor
*           candidates for external supervisor
+           candidates for independent supervisor

Supervisors Assumed by the Employees Representatives

Zhou Shiliang, aged 54, is a professor level senior engineer and obtained a master degree. In February 2000, he was appointed as Deputy Director General of Yunnan-Guizhou-Guangxi Petroleum Exploration Bureau; in September 2000, he was appointed as President of Sinopec Yunnan-Guizhou-Guangxi Oilfield Company; in April 2002, he was appointed as Secretary of CPC Committee and Vice President in Sinopec South Exploration & Development Company; in April 2006, he was appointed as Secretary of CPC Committee and Deputy Director General in Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of Sinopec Personnel Department of Sinopec Corp.;and in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Chen Mingzheng, aged 54, is a senior engineer and a graduate from Postgraduate School. In November 2000, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Star Petroleum Co. Ltd.; in June 2003, he was appointed as Deputy Director General of North China Petroleum Bureau under China Petrochemical Corporation; in October 2004, he was appointed as Secretary of CPC Committee in North China Petroleum Bureau under China Petrochemical Corporation; in March 2008, he was appointed as Vice President of Sinopec Northwest Oilfield Company; in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Jiang Zhenying, aged 47, is a professor level senior economist and obtained a Doctor Degree. In December 1998, he was appointed as the Deputy General Manager of China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director General of Sinopec Supplies & Equipment Department; in December 2001, he was appointed as the Director General of Sinopec Supplies & Equipment Department and later concurrently held the positions of Chairman, General Manger and Secretary of CPC Committee of China Petrochemical International Co., Ltd. in November 2005; in March 2006, he was appointed as the Director General (General Manager), Executive Director and Secretary of the CPC Committee of Sinopec Supplies & Equipment Department (China Petrochemical International Co., Ltd.); and he was appointed as the Director General (General Manager), Executive Director and Deputy Secretary of the CPC committee of Sinopec Supplies & Equipment Department (China Petrochemical International Co., Ltd.) in April 2010; and in December 2010, he was elected as the Employee Representative Supervisor of Sinopec Corp.

Yu Renming, aged 48, is a professor level senior engineer and obtained a University Degree. In June 2000, he was appointed as the Deputy General Manager of Sinopec

12

Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the board Director and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the Deputy Manager of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the Manager and the Vice Secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, appointed as the Director General of Sinopec Production Management Department; and in December 2010, he was elected as Employee Representative Supervisor of Sinopec Corp.

Each of the above candidates of the supervisors assumed by the non-employee representatives, once approved by the Annual General Meeting, will enter into a service contract with Sinopec Corp.. The above candidates of the supervisors assumed by the employees representatives has been elected upon the employee democratic election of Sinopec Corp., will assume their offices at the same time when the supervisors assumed by the non-employee representatives of the Fifth Session of the Board of Supervisors assume their offices, and, once approved by the Annual General Meeting, will enter into service contracts with Sinopec Corp.. Pursuant to the provisions in the relevant service contracts, the term of each of the Supervisors shall start from the date on which his appointment is approved by the Annual General Meeting to the date when the term of the Fifth Session of the Supervisors expires, and the remuneration for the services provided by the internal supervisors and supervisors assumed by the employee representatives will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the relevant employee and performance of Sinopec Corp. as a whole. The supervisor ’s fee for services provided by independent supervisors under their services contract is RMB300,000 per year (before tax). The external supervisors will not receive remunerations from Sinopec Corp. Sinopec Corp. will disclose in its annual report the remuneration obtained by supervisors of Sinopec Corp. during the reporting period in question.

Other than disclosed above, none of the above 9 candidates has served as directors of other listed companies and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp.. As at the date of this notice, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, or Stock Exchange or any other government authority.

Other than those disclosed herein, there are no other matters in relation to the above candidates which should be disclosed to the shareholders of Sinopec Corp., or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rule.

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Declaration by Nominator Regarding the Candidates for Independent Non-Executive Directors

The Nominator, the Board of Directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby nominates Chen Xiaojin, Ma Weihua, Jiang Xiaoming, Yan Yan and Bao Guoming (together the “Nominees”, each the “Nominee”) as candidates for independent non-executive directors of the Fifth Session of the Board of Directors of Sinopec Corp. The nominations were made after the Nominator being fully aware of such details of the Nominees as their expertise, educational background, working experience and all of their concurrent positions, etc. The Nominees have given their written consents to be nominated for the appointment as independent non-executive directors of the Fifth Session of the Board of Sinopec Corp. (Please refer to “Declaration by candidates of Independent Non-Executive Directors” below). The Nominator is of the opinion that the Nominee is qualified to serve as independent non-executive directors and has no relationship with Sinopec Corp. that would affect the independence of such Nominee.

The Nominator states that:

1.
each Nominee has a basic understanding of the operations of listed companies. Each Nominee is fully aware of the relevant laws, administrative regulations, rules and other regulatory documents and has more than 5 years’ working experience in the fields of law, economy, finance, management or other working experience which is necessary for the fulfilment of the role as an independent non-executive director. The Nominee, Bao Guoming has obtained the Certificate for Independent Non-Executive Director (the “Certificate”) according to the Guidelines on Training of Senior Management of Listed Companies (the “Guidelines”) and other relevant rules. Other Nominees who have not yet obtained the Certificate undertake to attend the recent training course for qualification of independent non-executive directors held by the Shanghai Stock Exchange and obtain such Certificate after this nomination.

2.	each Nominee fulfills the requirements of the following laws, administrative regulations and department rules:

(1)	requirements with regard to the qualifications of directors stipulated by the Company Law of the People’s Republic of China;

(2)	requirements in respect of concurrent positions held by civil servants under the Civil Servant Law of the People’s Republic of China;

(3)
requirements under the Notice on Regulating State Officials’ Service as Independent Directors and Independent Supervisors of Listed Companies and Fund Management Companies after Resignation or Retirement issued by CPC Central Commission for Discipline Inspection and Organization

14

Department of the CPC Central Commission;

(4)
requirements in respect of concurrent positions held by senior management of universities under the Opinions on Strengthening Anti-Corruption in Universities issued by Central Commission for CPC Discipline Inspection, Ministry of Education and Ministry of Supervision;

(5)	requirements under Interim Measures for the Administration of Insurance Companies’ Independent Directors issued by China Insurance Regulatory Commission;

(6)	Other requirements specified by the laws, administrative regulations and department rules.

3.	each Nominee is independent and none of the Nominees:

(1)
is any person that holds any positions in Sinopec Corp. or its subsidiaries or lineal relative, major social relation of such person (lineal relatives refer to spouse, parents and children etc. Major social relations refer to siblings, parents-in-law, daughter-in-law or son-in-law, spouses of siblings and siblings of the spouse etc);

(2)
is the shareholder that directly or indirectly holds more than 1% of the issued share capital of Sinopec Corp. or ranks amongst the top ten shareholders of Sinopec Corp., or the lineal relative of such shareholder;

(3)
is any person that holds any position in entities that directly or indirectly hold 5% or more of the issued share capital of Sinopec Corp. or entities which rank amongst the top five shareholders of Sinopec Corp., or the lineal relative of such person;

(4)	holds any positions in the actual controllers of Sinopec Corp., or its subsidiaries;

(5)
the person that provides financial, legal, or consulting services, etc, to Sinopec Corp., its controlling shareholders or their respective subsidiaries; none of the Nominees is the staff, personnel who has the authority to confirm or sign on documents, the partner or main principal in the project team of the intermediary that provides such services.

(6)
is the director, supervisor or senior management in any entity which has substantial business relationships with Sinopec Corp., its controlling shareholders, or their respective subsidiaries, or in any controlling shareholders of such entities;

(7)	is any person that any of the above six situations has occurred to him/her

15

in the past one year.

(8)	has any other situations which would affect the independence of the Nominees as determined by the Shanghai Stock Exchange.

4.	None of the Nominee has the following records of misbehavior:

(1)	The Nominee has been penalized by the China Securities Regulatory Commission in the past three years;

(2)	The Nominee has been publicly considered by the Stock Exchange as currently inappropriate to serve as director of listed companies.

(3)	The Nominee has been issued public censure, or public statements which involve criticism by the Stock Exchange more than twice in the past three years.

(4)
The Nominee had been absent from more than two consecutive board meetings during his/her term of office as independent non-executive directors, or more than one-third of the board meetings of the relevant year.

(5)	His/her independent opinion was obviously inconsistent with the facts during his/her term of office as independent non-executive directors.

5.
None of the Nominees serves as independent non-executive director in over five domestic listed companies with Sinopec Corp. included and none of the Nominees has served in Sinopec Corp, for over six years in a row.

6.	The Nominee, Bao Guoming, has extensive accounting knowledge and experience, and obtain the qualifications of Certified Public Accountants and professor of accounting major.

The Nominator has verified the qualification of each of the Nominees according to the the Guideline of Shanghai Stock Exchange for Independent Director Registration and Training for Listed Companies issued by the Shanghai Stock Exchange and confirms the fuilfillment of the relevant requirements by each of the Nominees.

The Nominator hereby warrants the above statements are true, complete and accurate without any false representation or misleading statements. The Nominator is fully aware of the potential consequences caused by false statements.

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Hereby stated.

The nominator: the Board of Directors of China Petroleum & Chemical Corporation

23rd March 2012, Beijing

Declaration by Candidate of Independent Non-Executive Directors

I, Bao Guoming, fully understand and consent to be nominated by the Nominator, the Board of Directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) for the appointment as an independent non-executive director of the Fifth Session of the Board. I hereby warrant that I am qualified to serve as independent non-executive director and have no relationships which may affect my independence to serve as an independent director of Sinopec Corp. The detailed statements are as follows:

1.
I have a basic understanding of the operations of listed companies. I am fully aware of the relevant laws, administrative regulations, rules and other regulatory documents and have more than 5 years’ working experience in the fields of law, economy, finance, management or other working experience which is necessary for the fulfillment of the role as an independent non-executive director. I have obtained the Certificate for Independent Non-Executive Director (the “Certificate”) according to the Guidelines on Training of Senior Management of Listed Companies (the “Guidelines”) and other relevant rules.

2.	I fulfil the requirements of the following laws, administrative regulations and department rules:

(1)	requirements with regard to the qualifications of directors stipulated by the Company Law of the People’s Republic of China;

(2)	requirements in respect of concurrent positions held by civil servants under the Civil Servant Law of the People’s Republic of China;

(3)
requirements under the Notice on Regulating State Officials’ Service as Independent Directors and Independent Supervisors of Listed Companies and Fund Management Companies after Resignation or Retirement issued by CPC Central Commission for Discipline Inspection and Organization Department of the CPC Central Commission;

(4)
requirements in respect of concurrent positions held by senior management of universities under the Opinions on Strengthening Anti-Corruption in Universities issued by Central Commission for CPC Discipline Inspection,

17

Ministry of Education and Ministry of Supervision;

(5)	requirements under Interim Measures for the Administration of Insurance Companies’ Independent Directors issued by China Insurance Regulatory Commission;

(6)	Other requirements specified by the laws, administrative regulations and department rules.

3.	I am independent and I do not/am not:

(1)
hold any positions in Sinopec Corp. or its subsidiaries; neither do my lineal relative, major social relation (lineal relatives refer to spouse, parents and children etc. Major social relations refer to siblings, parents-in-law, daughter-in-law or son-in-law, spouses of siblings and siblings of the spouse etc.);

(2)
the shareholder that directly or indirectly holds more than 1% of the issued share capital of Sinopec Corp. or ranks amongst the top ten shareholders of Sinopec Corp., or the lineal relative of such shareholder;

(3)
hold any position in entities that directly or indirectly hold 5% or more of the issued share capital of Sinopec Corp. or entities which rank amongst the top five shareholders of Sinopec Corp., or the lineal relative of such person;

(4)	hold any positions in the actual controllers of Sinopec Corp., or its subsidiaries;

(5)
provide financial, legal, or consulting services, etc., to Sinopec Corp., its controlling shareholders or their respective subsidiaries; I am not the staff, personnel who has the authority to confirm or sign on documents, the partner and main principal in the project team of the intermediary that provides such services.

(6)
the director, supervisor or senior management in any entity which has substantial business relationships with Sinopec Corp., its controlled shareholders, or their respective subsidiaries, or in any controlling shareholders of such entities;

(7)	any person that any of the above six situations has occurred to him/her in the past one year.

(8)	has any other situations which would affect the independence of the nominees as determined by the Shanghai Stock Exchange.

18

4.	I do not have the following records of misbehaviour:

(1)	being penalised by the China Securities Regulatory Commission in the past three years;

(2)	being publicly considered by the Stock Exchange as currently inappropriate to serve as director of listed companies.

(3)	being issued public censure, or public statements which involve criticism by the Stock Exchange more than twice in the past three years.

(4)	being absent from more than two consecutive board meetings during my term of office as independent non-executive directors, or more than one-third of the board meetings of the relevant year.

(5)	my independent opinion was obviously inconsistent with the facts during my term of office as independent non-executive directors.

5.	I do not serve as independent non-executive director in over five domestic listed companies with Sinopec Corp. included and I have not served in Sinopec Corp. for over six years in a row.

6.	I have extensive accounting knowledge and experience, and obtain the qualifications of Certified Public Accountants and professor of accounting major.

I have verified my qualification as an independent non-executive director according to the Guideline of Shanghai Stock Exchange for Independent Director Registration and Training for Listed Companies issued by the Shanghai Stock Exchange and confirms that I fulfill the relevant requirements.

I understand the responsibilities of the independent non-executive director and hereby warrants that the above statements are true, complete and accurate without any false representation or misleading statements. I am fully aware of the potential consequences caused by false statements. The Shanghai Stock Exchange can rely on these statements to confirm my qualification and independence.

I undertake that: during my term of office as independent non-executive director of Sinopec Corp., I will observe laws and regulations, rules and stipulations issued by China Securities Regulatory Committee and relevant requirements of the Shanghai Stock Exchange; accept the supervision of the Shanghai Stock Exchange; ensure that I devote sufficient time and efforts to perform the obligations; make independent judgment without being influenced by the substantial shareholder, actual controller or other individuals or entities who are connected with Sinopec Corp..

I undertake to tender my resignation as independent non-executive director within

19

30 days from the occurrence of the situations whereby I am unqualified to serve as as independent non-executive director after my appointment.

Hereby stated.

Declarer: Bao Guoming

23rd March 2012, Beijing

Declaration by Candidates for Independent Non-Executive Directors

We, Chen Xiaojin, Ma Weihua, Jiang Xiaoming and Yan Yan fully understand and consent to be nominated by the Nominator, the Board of Directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) for the appointment as independent non-executive directors of the Fifth Session of the Board. Each of us hereby warrants that I am qualified to serve as independent non-executive director and have no relationships which may affect my independence to serve as an independent director of Sinopec Corp. The detailed statements of each of us are as follows:

1.
I have a basic understanding of the operations of listed companies. I am fully aware of the relevant laws, administrative regulations, rules and other regulatory documents and have more than 5 years’ working experience in the fields of law, economy, finance, management or other working experience which is necessary for the fulfillment of the role as an independent non-executive director. I have not yet obtained the Certificate for Independent Non-Executive Director (the “Certificate”) according to the Guidelines on Training of Senior Management of Listed Companies (the “Guidelines”) and other relevant rules. I undertake to attend the recent training course for qualification of independent non-executive directors held by the Shanghai Stock Exchange and obtain such Certificate.

2.	I fulfill the requirements of the following laws, administrative regulations and department rules:

(1)	requirements with regard to the qualifications of directors stipulated by the Company Law of the People’s Republic of China;

(2)	requirements in respect of concurrent positions held by civil servants under the Civil Servant Law of the People’s Republic of China;

(3)
requirements under the Notice on Regulating State Officials’ Service as Independent Directors and Independent Supervisors of Listed Companies and Fund Management Companies after Resignation or Retirement issued by CPC Central Commission for Discipline Inspection and Organization

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Department of the CPC Central Commission;

(4)
requirements in respect of concurrent positions held by senior management of universities under the Opinions on Strengthening Anti-Corruption in Universities issued by Central Commission for CPC Discipline Inspection, Ministry of Education and Ministry of Supervision;

(5)	requirements under Interim Measures for the Administration of Insurance Companies’ Independent Directors issued by China Insurance Regulatory Commission;

(6)	Other requirements specified by the laws, administrative regulations and department rules.

3.	I am independent and I do not/am not:

(1)
hold any positions in Sinopec Corp. or its subsidiaries; neither do my lineal relative, major social relation (lineal relatives refer to spouse, parents and children etc. Major social relations refer to siblings, parents-in-law, daughter-in-law or son-in-law, spouses of siblings and siblings of the spouse etc.);

(2)
the shareholder that directly or indirectly holds more than 1% of the issued share capital of Sinopec Corp. or ranks amongst the top ten shareholders of Sinopec Corp., or the lineal relative of such shareholder;

(3)
hold any position in entities that directly or indirectly hold 5% or more of the issued share capital of Sinopec Corp. or entities which rank amongst the top five shareholders of Sinopec Corp., or the lineal relative of such person;

(4)	hold any positions in the actual controllers of Sinopec Corp., or its subsidiaries;

(5)
provide financial, legal, or consulting services, etc., to Sinopec Corp., its controlling shareholders or their respective subsidiaries; I am not the staff, personnel who has the authority to confirm or sign on documents, the partner and main principal in the project team of the intermediary that provides such services.

(6)
the director, supervisor or senior management in any entity which has substantial business relationships with Sinopec Corp., its controlled shareholders, or their respective subsidiaries, or in any controlling shareholders of such entities;

(7)	any person that any of the above six situations has occurred to him/her in

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the past one year.

(8)	has any other situations which would affect the independence of the nominees as determined by the Shanghai Stock Exchange.

4.	I do not have the following records of misbehaviour:

(1)	being penalised by the China Securities Regulatory Commission in the past three years;

(2)	being publicly considered by the Stock Exchange as currently inappropriate to serve as director of listed companies.

(3)	being issued public censure, or public statements which involve criticism by the Stock Exchange more than twice in the past three years.

(4)	being absent from more than two consecutive board meetings during my term of office as independent non-executive directors, or more than one-third of the board meetings of the relevant year.

(5)	my independent opinion was obviously inconsistent with the facts during my term of office as independent non-executive directors.

5.	I do not serve as independent non-executive director in over five domestic listed companies with Sinopec Corp. included and I have not served in Sinopec Corp. for over six years in a row.

I have verified my qualification as an independent non-executive director according to the Guideline of Shanghai Stock Exchange for Independent Director Registration and Training for Listed Companies issued by the Shanghai Stock Exchange and confirms that I fulfill the relevant requirements.

I understands the responsibilities of the independent non-executive director and hereby warrants that the above statements are true, complete and accurate without any false representation or misleading statements. I am fully aware of the potential consequences caused by false statements. The Shanghai Stock Exchange can rely on these statements to confirm my qualification and independence.

I undertake that: during my term of office as independent non-executive director of Sinopec Corp., I will observe laws and regulations, rules and stipulations issued by China Securities Regulatory Committee and relevant requirements of the Shanghai Stock Exchange; accept the supervision of the Shanghai Stock Exchange; ensure that I devote sufficient time and efforts to perform the obligations; make independent judgment without being influenced by the substantial shareholder, actual controller or other individuals or entities who are connected with Sinopec Corp..

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I undertake to tender my resignation as independent non-executive director within 30 days from the occurrence of the situations whereby I am unqualified to serve as an independent non-executive director after my appointment.

Hereby stated.

Declarers: Chen Xiaojin, Ma Weihua, Jiang Xiaoming, Yan Yan

23rd March 2012, Beijing

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Notes:

Attendee of Annual General Meeting

I.           Eligibility for attending the Annual General Meeting

Holders of domestic shares (A Shares) of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares of Sinopec Corp. whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 10 April 2012 are eligible to attend the Annual General Meeting. Holders of H Shares of Sinopec Corp. who wish to attend the Annual General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited before 4:30 p.m. on Tuesday, 10 April 2012.

II.           Proxy

1.           A member eligible to attend and vote at the on-site Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

2.           A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

3.           To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. in the case of holders of domestic shares, the address is the registered address of Sinopec Corp., and in the case of holder of H Shares, the address is that of Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the On-Site Annual General Meeting.

4.           A proxy may exercise the right to vote by poll.

III.           Registration procedures for attending the on-site Annual General Meeting

1.           A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

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2.           Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Saturday, 21 April 2012.

3.           Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.           Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Wednesday, 11 April 2012 to Friday, 11 May 2012 (both days inclusive).

IV.           Miscellaneous

1.           The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.           The H shares register of members of Sinopec Corp. will be closed from Monday, 21 May 2012 to Friday, 25 May 2012 (both dates are inclusive). In order to qualify for the final dividend for H shares, the shareholders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited before 4:30 p.m. on Friday, 18 May 2012 for registration.

3.           The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Depository & Clearing Corporation Limited Shanghai Branch is at 166 Lujiazuidong Road, Pudong District, Shanghai.

4.           The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.5.The registered address of Sinopec Corp. is at:

22 Chaoyangmen North StreetChaoyang DistrictBeijingPost Code: 100728The People’s Republic of China

Telephone No.: +86(10) 59960028Facsimile No.: +86(10) 59960386

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+, Chen Xiaojin+, Ma Weihua+ and Wu Xiaogen+.

#           Executive Director

*           Non-executive Director

+           Independent Non-executive Director

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: March 26, 2012